SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 1, 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated August 1, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: August 1, 2012

Eni announces results for the second quarter
and first half of 2012

San Donato Milanese, August 1, 2012 - Eni, the international oil and gas company, today announces its group results for the second quarter and the first half of 2012 (unaudited).

Financial Highlights*

•	Adjusted net profit: euro 3.94 billion for the first half (up 8%); euro 1.46 billion for the quarter (up 2%);
•	Net profit: euro 3.84 billion for the first half; euro 0.23 billion for the quarter;
•	Results from continuing operations:
•	Adjusted operating profit: euro 10.37 billion for the first half (up 19%); euro 4.24 billion for the quarter (up 14%);
•	Adjusted net profit: euro 3.79 billion for the first half (up 4%); euro 1.38 billion for the quarter (up 0.3%);
•	Cash flow: euro 8.34 billion for the first half; euro 4.22 billion for the quarter;
•	Interim dividend proposal of euro 0.54 per share.

Operational Highlights

•	Oil and gas production grew by 10.6% to 1.647 mmboe/d in the second quarter (up 4.7% in the first half);
•	Natural gas sales: down by 4% in the quarter to 20.15 bcm (down 4.8% in the first half);
•	Finalized the contract for the sale of 30% less one share in Snam to Cassa Depositi e Prestiti; already divested a 5% stake to institutional investors;
•	Divested a 5% stake in Galp to Amorim Energia BV;
•	New giant gas discoveries at the Mamba North East 2 and Coral 1 prospects offshore Mozambique, which increased the full potential of Area 4 to 70 Tcf of gas in place;
•	Acquired exploration blocks in promising areas of Vietnam, Kenya and Indonesia;
•	Strengthened the portfolio of unconventional resources in Ukraine;
•	Started exploration off the Russian section of the Barents Sea and the Black Sea in partnership with Rosneft;
•	Exploration success increased by 2.2 billion boe the Company’s resource base in the first half.

Paolo Scaroni, Chief Executive Officer, commented:

"In the first half of 2012, Eni delivered excellent results with strong production growth, supported by the recovery in Libyan output. We have achieved unprecedented exploration success with major new discoveries and secured promising opportunities in high potential areas. Gas & Power and Refining & Marketing have contained the impact of widespread market weakness. Through the divestment of our stakes in Snam and Galp our balance sheet will be transformed, securing our capacity to finance robust long-term growth in any market environment. Our confidence in Eni’s outlook underpins my proposal of an interim dividend of euro 0.54 per share to Eni’s Board on September 20."

On the same occasion of reviewing this press release, the Board has approved the interim consolidated report as of June 30, 2012, which has been prepared in accordance to Italian listing standards as per Article 154-ter of the Code for securities and exchanges (Testo Unico della Finanza).
The document was immediately submitted to the Company’s external auditor. Publication of the interim consolidated report is scheduled within the first half of August 2012 alongside completion of the auditor’s review.

__________________________

* Following the announced divestment plan of the Regulated Businesses in Italy, results of Snam are represented as discontinued operations throughout this press release.

Financial Highlights

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

				SUMMARY GROUP RESULTS (a)	(euro million)
3,717	6,128	4,243	14.2	Adjusted operating profit - continuing operations (b)		8,727	10,371	18.8
1,377	2,406	1,381	0.3	Adjusted net profit - continuing operations		3,640	3,787	4.0
0.38	0.66	0.38		- per share (euro) (c)		1.00	1.05	5.0
1.09	1.73	0.97	(11.0)	- per ADR ($) (c) (d)		2.81	2.72	(3.2)

1,197	3,544	156	(87.0)	Net profit - continuing operations		3,811	3,700	(2.9)
0.33	0.98	0.04	(87.9)	- per share (euro) (c)		1.05	1.02	(2.9)
0.95	2.57	0.10	(89.5)	- per ADR ($) (c) (d)		2.95	2.64	(10.5)

57	73	71	24.6	Net profit - discontinued operations		(10)	144	..
1,254	3,617	227	(81.9)	Net profit		3,801	3,844	1.1

i	i	i
(a)	i	Attributable to Eni’s shareholders.
(b)	i	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c)	i	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	i	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the second quarter of 2012, adjusted operating profit from continuing operations was euro 4.24 billion, up 14.2% from the second quarter of 2011. The result reflected a better operating performance reported by the Exploration & Production Division (up 10.8%) due to the ongoing production recovery in Libya. In spite of continued weakness in demand and rising competitive pressures, the Merchant business of the Gas & Power Division reported operating losses in line with the second quarter of 2011 leveraging on an improved cost position due to the benefits of renegotiating supply contracts and the recovery of Libyan supplies. On a similar note, the Refining & Marketing and Chemical Divisions reported stable losses in the face of a deteriorating trading environment. Eni’s adjusted operating profit benefited from the appreciation of the US dollar against the euro (up 11%). In the first half of 2012, adjusted operating profit from continuing operations was euro 10.37 billion, an increase of 18.8% from the first half of 2011. This was due to the above mentioned drivers as explained in the review of the second quarter operating profit and the better operating performance recorded by the Gas & Power Division, which recorded profit retroactive to the beginning of 2011 following the renegotiations of certain gas supply contracts.

Adjusted net profit
In the second quarter of 2012, adjusted net profit from continuing operations was euro 1.38 billion, in line with the same period of the previous year. The better operating performance was offset by higher consolidated tax rate from continuing operations (up approximately 4 percentage points). This was due to an increasing taxable profit earned by the Exploration & Production subsidiaries which incurred higher-than-average tax rates. In the first half of 2012, adjusted net profit from continuing operations was euro 3.79 billion, up 4% compared with a year ago.

Capital expenditure
Capital expenditure made by continuing operations for the second quarter of 2012 amounted to euro 3.02 billion (euro 5.65 billion for the first half of 2012) mainly related to development of oil and gas reserves, and the upgrading of rigs and offshore vessels in the Engineering & Construction Division. The Group also incurred expenditures of euro 0.3 billion in finance acquisitions, joint-venture projects and equity investees.

Cash flow
Net cash generated by operating activities attributable to continuing operations amounted to euro 4,219 million for the second quarter of 2012 (euro 8,340 million for the first half of 2012). This flow and cash from disposals of euro 774 million were used to fund the financing requirements associated with capital expenditure and dividend payments of euro 2,298 million (of which euro 1,884 million relating to the Eni payment of the balance dividend for fiscal year 2011) and pay down net borrowings1 which were down by euro 1,123 million from December 31, 2011 to euro 26,909 million. The reduction in net borrowings also reflected redemption of an intercompany loan from Snam which arranged financing with third-party lenders (euro 1.5 billion). Cash flow from operating activities for the quarter was impacted by a lower amount of receivables due beyond the end of the reporting period transferred to financing institutions compared to the amount transferred at the end of the previous quarter (down by euro 450 million in the second quarter of 2012).

____________

(1)	Information on net borrowings composition is furnished on page 33.

The ratio of net borrowings to shareholders’ equity including minority interest – leverage2 – decreased to 0.42 at June 30, 2012 from 0.46 as of December 31, 2011 (0.43 as of March 31, 2012) reflecting, an increased total equity, as well as the re-financing of an intercompany loan due by Snam which was reported as discontinued operations and thus reduced the Group’s net debt. In July 2012, Snam continued re-financing the intercompany loans, reducing Eni’s debt by further euro 1 billion as of July 30, 2012.

Interim dividend 2012
In light of the financial results achieved for the first half of 2012 and management’s expectations for the full-year results, the interim dividend proposal to the Board of Directors on September 20, 2012, will amount to euro 0.54 per share3 (euro 0.52 per share in 2011). The interim dividend is payable on September 27, 2012, with September 24, 2012 being the ex dividend date.

Operational highlights and trading environment

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

				KEY STATISTICS
1,489	1,674	1,647	10.6	Production of oil and natural gas	(kboe/d)	1,586	1,661	4.7
793	867	856	7.9	- Liquids	(kbbl/d)	846	861	1.8
3,867	4,480	4,394	12.7	- Natural gas	(mmcf/d)	4,110	4,437	8.6
21.00	30.61	20.15	(4.0)	Worldwide gas sales	(bcm)	53.33	50.76	(4.8)
9.66	12.29	9.62	(0.4)	Electricity sales	(TWh)	19.34	21.91	13.3
2.90	2.53	2.74	(5.5)	Retail sales of refined products in Europe	(mmtonnes)	5.54	5.27	(4.9)

Exploration & Production
In the second quarter of 2012, Eni’s liquids and gas production grew by 10.6% to 1,647 kboe/d from the second quarter of 2011. Oil and gas production resulted in 1,661 kboe/d in the first half of 2012, up 4.7% from the same period a year ago. The performance was driven by an ongoing recovery in Libyan production, as well as starting-up and ramping-up new fields in Australia, Russia and Egypt. These positives were partly offset by the shutdown of the Elgin/Franklin field (Eni’s interest 21.87%) in the UK due to a gas leak and by crude oil losses in Nigeria due to rapidly escalating acts of sabotage and theft, in addition to mature field declines.

Gas & Power
In the second quarter of 2012 Eni’s worldwide natural gas sales declined by 4% to 20.15 bcm from the second quarter of 2011 (down by 4.8% from the first half of 2011 to 50.76 bcm) due to weak demand and ongoing competitive pressures. Volumes marketed on the domestic market declined by 8.3% in the quarter (down by 2.2% in the first half) mainly dragged down by sharply lower volumes supplied to the power generation segment which was affected by higher competitiveness of coal and growing use of renewable sources. Other declines were registered at wholesalers and industrial customers, while spot sales trended higher and sales to the residential segment increased due to the positive impact of weather conditions.
Eni’s sales volumes at European markets decreased slightly by 1.3% mainly in UK/Northern Europe and Germany/Austria, partly offset by increases in Turkey and France. The 3.8% decline registered in the first half of 2012 was mainly due to lower sales in Benelux reflecting increased competitive pressures and in the UK/Northern Europe (mainly due to lower equity production), partly offset by higher sales in Germany/Austria, Turkey and France. Sales to importers to Italy experienced a substantial decrease (down 57.1% and 57.7%, respectively) due to the expiration of certain supply contracts, partly offset by the recovery of Libyan supplies.

Refining & Marketing
In the second quarter of 2012 refining margins in the Mediterranean area showed a remarkable recovery from the depressed levels registered in the same period a year ago (the benchmark margin on TRC Brent crude averaged $5.89 per barrel in the quarter 2012, $1.09 per barrel in the second quarter 2011). However, results of Eni refining activities continued to be adversely impacted by shrinking price differentials between light and heavy crudes and by the weak fuel demand. In the second quarter of 2012, Eni marketed lower volumes at its Italian retail outlets, down by 7.5% to 1.98 million tonnes (down by 7.1% in the first half). The Company implemented a number of commercial initiatives intended to increase its market share in the face of a demand downturn, and achieved a share of 30.8% in the second quarter compared to a 30.3% share in the same quarter of the previous year, peaking at 33% in June 2012. In the second quarter of 2012, retail sales in the European market were stable at 0.76 million tonnes, while they increased slightly to 1.48 million tonnes in the first half, mainly in Austria and Switzerland, and were offset by declines in other European markets.

_______________

(2)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 33 for leverage.
(3)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

Currency
Results of operations for the second quarter and the first half of 2012 were positively impacted by the appreciation of the US dollar vs the euro (up by 11% in the quarter and 7.6% in the first half).

Portfolio developments

Mozambique
The exploration campaign offshore Mozambique achieved new exploration success with two new giant gas discoveries, for a total of five exploration wells successfully drilled in the area so far. In May 2012 the Coral 1 discovery well found an estimated 7 to 10 Tcf of gas in place. The exploration well was drilled in the Southern section of Area 4, at a water depth of 2,261 meters and reaching a total depth of 4,869 meters. This discovery is particularly significant since it confirms a new exploration play, which is independent of those drilled so far in previous Mamba wells.
On August 1, 2012 a new giant natural gas discovery was achieved in the Eastern part of Area 4, at the Mamba North East 2 exploration prospect. Mamba North East 2, where Eni will conduct a production test, was drilled in 1,994 meters of water and reached total depth of 5,365 meters. The new discovery adds at least 10 Tcf of gas in place to Area 4, confirming at least 62 Tcf of gas in place already discovered. The resources exclusively located in Area 4 are at least 20 Tcf plus of gas in place. The discovery further increases the total potential of the Mamba complex found so far in Area 4, which is now estimated to hold 70 Tcf of gas in place. Eni plans to drill at least another five wells to fully establish the upside potential of Area 4.

Kenya
In July 2012, Eni was awarded three product sharing contracts by the government of Kenya for the acquisition of exploration blocks L-21, L-23 and L-24 located in the deep and ultra-deep waters of the Lamu Basin, off the coast of Kenya, covering an area of more than 35,000 square kilometers, thus marking the entry of Eni in the Country. The initial exploration phase will consist of the execution of a seismic acquisition program.

Vietnam
In June and July 2012, Eni acquired the operatorship (Eni’s interest 50%) of three exploration blocks located offshore Vietnam, in the Song Hong and Phu Khanh basins. The three blocks cover approximately 21,000 square kilometers of acreage. These basins are estimated to contain 10% of Vietnam’s hydrocarbon resources, mainly gas. The Company plans to make significant investment to explore for hydrocarbons in the acquired acreage by drilling four wells. The deal is subject to the authority approval.

Ukraine
In June 2012, Eni signed a Share Purchase Agreement with Ukrainian state-owned National Joint Stock Company, Nak Nadra Ukrayny and Cadogan Petroleum Plc to acquire a 50.01% interest and operatorship of the Ukrainian company LLC WESTGASINVEST which currently holds subsoil rights to nine unconventional (shale) gas license areas in the Lviv Basin of Ukraine. These licenses cover approximately 3,800 square kilometers of acreage.

Indonesia
In May 2012, Eni has been awarded the East Sepinggan block, located offshore the Kutei Basin. The block covers an area of approximately 2,900 square kilometers in a very rich hydrocarbon province, supported by the Bontang LNG processing facility.
The exploration activity includes the drilling of one well.

Russia
In June 2012, following the strategic cooperation agreement signed in April 2012, Eni and Rosneft defined the terms to set up the joint ventures (Eni's interest 33.33%) which will operate the exploration of the Fedynsky and Tsentralno-Barentsevsky licenses offshore the Russian section of the Barents Sea, and the Zapadno-Cernomorsky license offshore the Russian section of the Black Sea.

Karachaganak
On June 28, 2012, the international Contracting Companies of the final production sharing agreement of the giant Karachaganak gas-condensate field and the Republic of Kazakhstan closed a settlement agreement of all pending claims relating to the recovery of costs incurred to develop the field. The Contracting Companies will transfer 10% of their rights and interest in the project to Kazakhstan’s KazMunaiGas for a $1 billion net cash consideration ($325 million being Eni’s share). From the effective date of June 28, 2012, Eni’s interest in the Karachaganak project has been reduced to 29.25% from the 32.5% previously held. The agreement also includes the allocation of an additional 2 million tonnes per year capacity in the Caspian Pipeline Consortium export pipeline (CPC) over the remaining life of the FPSA, which will be fully operational within the next three years, as well as a final settlement on all tax and customs claims up to the end of 2009.

Exploration success In addition to the above-mentioned exploration successes in Mozambique, it is worth mentioning that exploration activities performed well in:
-	Egypt, with the important Emry Deep 1X discovery in the Meleiha license with volumes of oil in place estimated to range between 150 and 250 million barrels;
-	Angola, (i) in Block 15/06 (Eni's interest 35%, operator), with the oil Vandumbu 1 discovery, which is the first committed field of the second exploration phase; (ii) in Block 2 (Eni's interest 20%), with the oil and gas Etele Tampa 7 field;
-	The United States, Block Green Canyon 903 (Eni's interest 12.25%) in the Gulf of Mexico, with the exploration outlining of the Heidelberg Discovery, increasing recoverable resources up to approximately 200 mmbbl.

Start-up
In June 2012, Eni started up the offshore field of Seth, located in the Ras El Barr concession in Egypt. The field is expected to produce approximately 4.8 million cubic meters of gas per day, of which Eni’s equity is 1.7 million cubic meters (approximately 11,000 boe/d) net to Eni.

Divestment of Eni’s interest in Snam
On May 30, 2012, Eni and Cassa Depositi e Prestiti SpA ("CDP"), an entity controlled by the Italian Ministry of Economy and Finance, agreed the principal terms and conditions of the divestment of 30% less 1 share of the voting shares of Snam at a price of euro 3.47 a share for a total consideration of euro 3,517 million. The sale and purchase contract was signed on June 15, 2012. The closing of the transaction could occur on or after October 15, 2012, and is subject to certain conditions precedent, including, in particular, antitrust approval. By the time the transaction closes, Eni will lose control over Snam.
The total consideration is expected to be paid by CDP in three tranches: the first is to be paid at the closing of the transaction for a total amount of euro 1,759 million; the second is to be paid by December 31, 2012 for a total amount of euro 879 million, and the third, for a total amount of euro 879 million, is to be paid no later than May 31, 2013.
The transaction implements the provisions of Article 15 of Law Decree No. 1 of January 24, 2012 (enacted into Law No. 27 of March 24, 2012), pursuant to which Eni shall divest its shareholding in Snam in accordance with the model of ownership unbundling set out in Article 19 of Legislative Decree No. 93 of June 1, 2011, and in accordance with the criteria, terms and conditions defined in the Decree of the President of the Council of Ministers issued on May 25, 2012 (the "DPCM") and designed to ensure the complete independence of Snam from the largest gas production and sale company in Italy.
Furthermore, the DPCM provides the divestment of the residual shareholding of Eni in Snam through transparent and non-discriminatory sales procedures targeted to both retail and institutional investors. On July 18, 2012, Eni finalized the sale of a further 5% interest in Snam (178,559,406 ordinary shares). The total consideration amounted to euro 612.5 million, corresponding to euro 3.43 per share. The deal was carried out through an accelerated book-building procedure aimed at Italian and foreign institutional investors.
The divestment of the Italian regulated businesses will strengthen Eni’s financial position, targeting a debt to equity ratio in line with that of other major integrated international oil companies. Eni will achieve greater financial flexibility in context of the Company’s new upstream-focused business model, maximum financial resources required to fund production growth and development of new discoveries, as well as tight credit markets.

Divestment of Eni’s interest in Galp
On July 20, 2012, Eni concluded the sale of 41,462,532 shares to Amorim Energia BV ("Amorim Energia"), at the price of euro 14.25 per share, equal to 5% of the share capital of Galp Energia. As per the agreements signed by Eni, Amorim Energia and Caixa Geral de Depositos and announced to the market on March 29, 2012, following the sale Eni ceased to be part of the existing shareholders’ agreement between the companies.

Outlook

Eni expects the outlook for 2012 to be a challenging one as the global economic recovery loses steam, and is weighted down by weakening growth prospects in the euro-zone. The energy commodities markets are expected to remain volatile. In relation to short-term financial projections, Eni assumes a full-year oil price of $117 a barrel for the Brent crude benchmark as steady demand from China and other emerging economies, and ongoing geopolitical risks and uncertainties support the oil market, which are partly offset by a recovery in the Libyan output. Management expects unfavorable trading conditions to continue in the European gas sector. Gas demand is projected to fall sharply as a consequence of the economic slowdown as well as a big drop in thermoelectric consumption. In the meantime the marketplace is seen as well supplied, including very liquid continental hubs for spot transactions. Against this backdrop, management expects stiff price competition among operators, taking into account minimum off-take obligations in gas purchase take-or-pay contracts and reduced sales opportunities which lead to continued margin pressure. Refining margins are anticipated to remain at unprofitable levels due to high costs of oil supplies and oil-linked energy utilities, falling demand and excess capacity. Against this backdrop, key volumes trends for the year are expected to be the following:

-	Production of liquids and natural gas: production is expected to grow compared to 2011 (in 2011 hydrocarbons production was reported at 1.58 million boe/d) driven by an ongoing recovery in the Company’s Libyan output to achieve the pre-crisis level. This driver will help the Company absorb the impact of project rescheduling at important fields, the shutdown of the Elgin-Franklin platform off the British section of the North Sea, and crude oil losses in Nigeria due to rapidly escalating acts of sabotage and theft;
-	Worldwide gas sales: management expects natural gas sales to be roughly in line with 2011 (in 2011, worldwide gas sales were reported at 96.76 bcm and included sales of both consolidated subsidiaries and equity-accounted entities, as well as upstream direct sales in the US and the North Sea). Against the backdrop of widespread weakness in demand, management is targeting to boost sales volumes and market share and to retain and develop its retail customer base. Outside Italy, the main engines of growth will be sales expansion in the key markets of France, Germany/Austria and Belgium and opportunities in the global LNG market. Management intends to leverage on an improved cost position due to the benefits of contract renegotiations, integration of recently-acquired assets in core European markets, development of the commercial offer through a multi-Country platform, and service excellence. Management is also planning to enhance trading activities to draw value from existing assets;
-	Refining throughputs on Eni’s account: management expects to reduce processed volumes at the Company’s refineries (in 2011 refining throughputs on Eni’s account were reported at 31.96 million tonnes) in response to falling demand and a negative trading environment. Management will seek to reduce the business exposure to the market volatility and improve profit and loss by means of better yields, plant re-configuration and flexibility, as well as efficiency gains by cutting fixed and logistics costs and energy savings;
-	Retail sales of refined products in Italy and the Rest of Europe: management foresees retail sales volumes to decline from 2011 (in 2011, retail sales volumes in Italy and Rest of Europe were reported at 11.37 million tonnes) dragged down by an expected sharp contraction in domestic consumption of fuels. In Italy where competition has been increasing remarkably, management intends to preserve the Company’s market share by leveraging marketing initiatives tailored to customers’ needs, the strength of the Eni brand targeting to complete the rebranding of the network, the development of non-oil activities and an excellent service. Outside Italy, the Company will target stable volumes on the whole;
-	Engineering & Construction: the profitability outlook of this business remains bright due to an established competitive position and a robust order backlog.

For the full year of 2012, management expects a capital budget in its continuing operations almost in line with 2011 (in 2011 capital expenditure of the continuing operations amounted to euro 11.91 billion, while expenditures incurred in joint venture initiatives and other investments amounted to euro 0.36 billion). Management plans to continue spending on exploration to appraise the mineral potential of recent discoveries (Mozambique, Norway, Ghana and Indonesia) and invest large amounts on developing growing areas and maintaining field plateaus in mature basins. Other investment initiatives will target the completion of the EST project in the refining business, strengthening selected petrochemicals plants and the continued upgrading of the Saipem vessels and rigs. The ratio of net borrowings to total equity – leverage – is expected to improve from the level achieved at the end of 2011, assuming a Brent price of $117 a barrel and the positive impacts of the ongoing divestments.

This press release has been prepared on a voluntary basis in accordance with the best practices in the marketplace. It provides data and information on the Company’s business and financial performance for the second quarter and the first half of 2012 (unaudited). Results of operations for the first half of 2012 and material business trends have been extracted from the interim consolidated report 2012 which has been prepared in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF) and approved by the Company’s Board of Directors yesterday. The interim report has been transmitted to the Company’s external auditor as provided by applicable regulations. Publication of the interim report is scheduled in the first half of August, alongside the Company’s external auditor report upon completion of relevant audits. In this press release results and cash flows are presented for the second and first quarter and the first half of 2012 and for the second quarter and the first half of 2011. Information on liquidity and capital resources relates to the end of the periods as of June 30, 2012, March 31, 2011 and December 31, 2011. Tables contained in this press release are comparable with those presented in management’s disclosure section of the Company’s annual report and interim report. Quarterly and semi-annual accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
The Decree of the President of the Council of Ministers issued on May 25, 2012 (the "DPCM") defined the criteria, terms and conditions to implement the provisions of Article 15 of Law Decree No. 1 of January 24, 2012 (enacted into Law No. 27 of March 24, 2012), pursuant to which Eni shall divest its shareholding in Snam in accordance with the model of ownership unbundling set out in Article 19 of Legislative Decree No. 93 of June 1, 2011.
The Italian regulated businesses managed by Snam represent a major line of business and therefore they have been reported as discontinued operations within results for the second quarter 2012 and first half of 2012 in accordance with the guidelines of IFRS 5. The suspension of the amortization process of Snam tangible and intangible assets as requested by the above mentioned accounting standard was immaterial to the Group results for both reporting periods as the deal was finalized late in the quarter. Assets and liabilities, results of operations and cash flow of the discontinued operations are reported separately from the Group’s continuing operations. Accordingly, considering that Snam and its subsidiaries are fully consolidated in Eni’s accounts, results of the discontinued operations are those deriving from transactions with third parties and therefore profits earned by the discontinued operations on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing or discontinued operations, as if they were standalone entities. Results of the previous reporting periods have been restated accordingly.
Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the second quarter cannot be extrapolated on an annual basis.

* * *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni, Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and the first half of 2012 (unaudited) is also available on the Eni web site eni.com.

Quarterly consolidated report
Summary results[4] for the second quarter and the first half of 2012
(euro million)
Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

24,118	33,140	30,063	24.6	Net sales from operations - continuing operations	52,526	63,203	20.3
3,604	6,537	2,780	(22.9)	Operating profit - continuing operations	9,187	9,317	1.4
(240)	(412)	326		Exclusion of inventory holding (gains) losses	(909)	(86)
353	3	1,137		Exclusion of special items	449	1,140

3,717	6,128	4,243	14.2	Adjusted operating profit - continuing operations	8,727	10,371	18.8

				Breakdown by division:
3,822	5,091	4,234	10.8	Exploration & Production	7,953	9,325	17.3
(314)	922	(369)	(17.5)	Gas & Power	21	553	..
(124)	(226)	(144)	(16.1)	Refining & Marketing	(273)	(370)	(35.5)
(32)	(169)	(26)	18.8	Chemicals	(45)	(195)	..
378	374	388	2.6	Engineering & Construction	720	762	5.8
(60)	(46)	(57)	5.0	Other activities	(105)	(103)	1.9
(69)	(81)	(100)	(44.9)	Corporate and financial companies	(153)	(181)	(18.3)
116	263	317		Impact of unrealized intragroup profit elimination and other consolidation adjustment (a)	609	580
(221)	(271)	(531)		Net finance (expense) income (b)	(278)	(802)
399	172	297		Net income from investments (b)	652	469
(2,318)	(3,374)	(2,539)		Income taxes (b)	(4,796)	(5,913)
59.5	56.0	63.3		Tax rate (%)	52.7	58.9

1,577	2,655	1,470	(6.8)	Adjusted net profit - continuing operations	4,305	4,125	(4.2)

1,197	3,544	156	(87.0)	Net profit attributable to Eni’s shareholders - continuing operations	3,811	3,700	(2.9)
(170)	(279)	209		Exclusion of inventory holding (gains) losses	(644)	(70)
350	(859)	1,016		Exclusion of special items	473	157

1,377	2,406	1,381	0.3	Adjusted net profit attributable to Eni’s shareholders - continuing operations	3,640	3,787	4.0
59	74	76	28.8	Adjusted net profit attributable to Eni’s shareholders - discontinued operations	(6)	150	..
1,436	2,480	1,457	1.5	Adjusted net profit attributable to Eni’s shareholders	3,634	3,937	8.3

				Net profit attributable to Eni’s shareholders - continuing operations
0.33	0.98	0.04	(87.9)	per share (euro)	1.05	1.02	(2.9)
0.95	2.57	0.10	(89.5)	per ADR ($)	2.95	2.64	(10.5)
				Adjusted net profit attributable to Eni’s shareholders - continuing operations
0.38	0.66	0.38		per share (euro)	1.00	1.05	5.0
1.09	1.73	0.97	(11.0)	per ADR ($)	2.81	2.72	(3.2)
3,622.6	3,622.7	3,622.8		Weighted average number of outstanding shares (c)	3,622.6	3,622.7
4,272	4,121	4,219	(1.2)	Net cash provided by operating activities - continuing operations	8,390	8,340	(0.6)
139	74	8	(95.0)	Net cash provided by operating activities - discontinued operations	206	82	(60.2)
4,411	4,195	4,227	(4.2)	Net cash provided by operating activities	8,596	8,422	(2.0)

3,343	2,632	3,015	(9.8)	Capital expenditure - continuing operations	5,958	5,647	(5.2)

(a)	Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b)	Excluding special items.
(c)	Fully diluted (million shares).

_______________

(4)	In the circumstances of discontinued operations, the International Financial Reporting Standards requires that the profits earned by continuing and discontinued operations are those deriving from transactions external to the Group. Therefore, profits earned by the discontinued operations, in this case the Snam operations, on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing or Snam operations, as if they were stand alone entities, for past periods or likely to be earned in future periods. Results attributable to individual segments are not affected by this representation as reported on page 25.

Trading environment indicators
Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

117.36	118.49	108.19	(7.8)	Average price of Brent dated crude oil (a)	111.16	113.34	2.0
1.439	1.311	1.281	(11.0)	Average EUR/USD exchange rate (b)	1.403	1.296	(7.6)
81.56	90.38	84.46	3.6	Average price in euro of Brent dated crude oil	79.23	87.45	10.4
1.09	2.92	5.89	..	Average European refining margin (c)	1.41	4.41	..
2.20	3.26	6.31	..	Average European refining margin Brent/Ural (c)	2.77	4.79	72.9
0.76	2.23	4.60	..	Average European refining margin in euro	1.00	3.40	..
9.36	9.34	9.09	(2.9)	Price of NBP gas (d)	9.23	9.21	(0.2)
1.4	1.0	0.7	(51.4)	Euribor - three-month euro rate (%)	1.3	0.9	(30.4)
0.3	0.5	0.5	80.8	Libor - three-month dollar rate (%)	0.3	0.5	69.0

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d)	In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results

Net profit attributable to Eni’s shareholders from continuing operations for the second quarter of 2012 decreased by euro 1,041 million to euro 156 million (down 87%). The result was driven by a decreased operating performance (down 22.9%) mainly driven by the Gas & Power and Refining & Marketing Divisions due to weak demand and continuing margin pressure. Results were also impacted by the recognition of impairment losses amounting to euro 1.1 billion relating to goodwill allocated to the European gas market cash generating unit and refinery assets based on a reduced profitability outlook. These negatives were partly offset by the excellent performance reported by the Exploration & Production Division, which was boosted by production growth and the depreciation of the euro vs. the US dollar.
Net profit was also impacted by an increased tax rate reflecting higher taxable profit reported by subsidiaries of the Exploration & Production Division which incurred higher-than average tax rates, as well as a significant amount of non-deductible charges (mainly the goodwill impairment).
Net profit attributable to Eni’s shareholders including results from discontinued operations was euro 227 million, a decrease of euro 1,027 million, or 81.9%, from the second quarter of 2011.

In the first half of 2012, net profit attributable to Eni’s shareholders from continuing operations was euro 3,700 million, a decrease of euro 111 million, down by 2.9% from the first half of 2011.
Operating profit increased by 1.4% from the first half of 2011 due to the above mentioned drivers as explained in the review of the second quarter profit, as well as the fact that in the first quarter of 2012 the Gas & Power Division reported profit retroactive to the beginning of 2011 following the renegotiations of certain gas supply contracts.
In addition, the Group’s net profit was helped by an extraordinary gain amounting to euro 835 million registered on Eni’s interest in Galp in the first quarter. This was recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder, Sinopec, subscribed its share by contributing a cash amount which was fairly in excess of the net book value of the interest acquired. These positives were more than offset by higher net finance and exchange rate charges (down euro 231 million) due to an increased average net finance debt, fair value losses recorded on certain derivatives on interest rates (which did not meet the formal criteria for hedging accounting provided by IAS 39) and the negative impact of estimate revision at certain discounted provisions due to a changed interest rate environment. Net profit was also impacted by higher income taxes (down euro 1,037 million) reflecting increased Group reported tax rate (up 7 percentage points) due to the above mentioned drivers as explained in the review of the second quarter, which were partly offset by the aforementioned extraordinary gain at the Galp investment which was a non-taxable item.
In the first half of 2012, net profit attributable to Eni’s shareholders which includes results reported from the discontinued operations was euro 3,844 million, increasing by 1.1% from the same period of the previous year.

In the second quarter of 2012, adjusted operating profit from continuing operations was euro 4,243 million, up 14.2% from the second quarter of 2011 (euro 10,371 million in the first half, or 18.8%).
Adjusted net profit attributable to Eni’s shareholders from continuing operations amounted to euro 1,381 million in the second quarter, almost in line with adjusted net profit registered in the same period of the previous year. Adjusted net profit was calculated by excluding an inventory holding gain which amounted to euro 209 million and special losses of euro 1,016 million, net of exchange rate differences and exchange rate derivative instruments reclassified in operating profit (euro 207 million), which resulted in a net positive adjustment of euro 1,225 million.

Special items in operating profit from continuing operations (net charges of euro 1,137 million and euro 1,140 million in the second quarter and the first half of 2012, respectively) mainly regarded: (i) impairment losses of euro 1,153 million mainly relating to goodwill and tangible assets in the gas marketing and refining businesses. These were based on management’s outlook pointing to declining commodity demand due to the economic downturn and rising competitive pressure which are expected to negatively impact unit margins. Minor impairment losses were recorded at certain oil&gas properties in the United States reflecting a changed pricing environment and downward reserve revisions; (ii) exchange rate differences and exchange rates derivative instruments reclassified as operating items (euro 207 million); (iii) provisions for redundancy incentives (euro 49 million) and environmental issues (euro 35 million). These losses were partly offset by a gain due to the divestment of a 10% interest in the Karachaganak project to the Kazakh partner KazMunaiGas as part of the settlement agreement.

In the first half of 2012, adjusted operating profit from continuing operations was euro 10,371 million, up 18.8% from a year ago. Adjusted net profit attributable to Eni’s shareholders from continuing operations of euro 3,787 million increased by euro 147 million, or 4%, from the same period of the previous year.
Adjusted net profit was calculated by excluding an inventory holding gain amounting to euro 70 million and special losses of euro 157 million, resulting in a net adjustment of plus euro 87 million. Special charges recorded in the first half related to net losses posted in the second quarter offset by the extraordinary gain on the Galp interest (euro 835 million).

Results by Division

The increase in the Group’s adjusted net profit reported in the second quarter of 2012 reflected higher adjusted operating profit achieved by the Exploration & Production and Engineering & Construction Divisions. The Gas & Power and Refining & Marketing Divisions reported slightly lower results.
In the first half of 2012, net profit increased by 4% reflecting a better operating performance (up 18.8%) reported by the Exploration & Production and Gas & Power Divisions and, to a lesser extent, the Engineering & Construction Division. The results of the Gas & Power Division reflected the economic benefits, posted in the first quarter 2012 results, associated with the renegotiations of the gas supply contracts with retroactive effect to the beginning of 2011.

Exploration & Production
In the second quarter of 2012, the Exploration & Production Division reported improved adjusted operating profit, which was up by 10.8% to euro 4,234 million (up 17.3% in the first half) driven by an ongoing recovery in Libyan activities. Results were boosted by the depreciation of the euro against the dollar. These positives were partly offset by rising expenses incurred in connection with exploration activities reflecting greater activity. Adjusted net profit was up by 2% and 5.3% from the second quarter and the first half of the previous year, respectively, as it was impacted by a higher adjusted tax rate (up 2.1 and 3.4 percentage points) due to a larger share of taxable profit reported in Countries with higher taxation.

Engineering & Construction
The Engineering & Construction business reported steady operating results at euro 388 million (up 2.6%) and euro 762 million (up 5.8%) for the second quarter and the first half of 2012, respectively. This trend reflected higher revenues and better margins on the works executed in both the reporting periods, mainly in the Engineering & Construction business unit. Adjusted net profit increased by 1.8% and 3% in the second quarter and the first half of 2012, respectively.

Gas & Power
In the second quarter of 2012, the Gas & Power Division reported wider adjusted operating losses at minus euro 369 million, down by euro 55 million from the second quarter of 2011. This was negatively affected by lower results reported by the International transport activity, which were down by 29.5% and 20% in the quarter and the first half of 2012 respectively, due to the asset divestments finalized in 2011. The Marketing business managed to achieve stable losses at minus euro 460 million in the second quarter of 2012 leveraging an improved cost position due to the benefits of contract renegotiations and a recovery of Libyan supply which helped the Company withstand a tough trading environment with lower gas demand and strong competitive pressure impacting both selling margins and volumes. Adjusted net loss for the second quarter of 2012 was euro 90 million, improving by euro 60 million from the second quarter of 2011.
In the first half of 2012 the Gas & Power Division reported an adjusted operating profit of euro 553 million, increasing by euro 532 million from the first half of 2011.
The main driver was profit retroactive at the beginning of 2011, relating to the renegotiations of certain gas supply contracts. The other factors behind the first half results were the same as in the quarterly review. In the first half of 2012, adjusted net profit increased by euro 399 million to euro 587 million.

Refining & Marketing
In the second quarter of 2012, the Refining & Marketing Division reported an adjusted operating loss of minus euro 144 million (minus euro 370 million for the first half of 2012), representing a decrease of euro 20 million from the second quarter of 2011, or 16.1% (down by euro 97 million from the first half of 2011, or 35.5%). The deeper operating losses reflected shrinking price differentials between light and heavy crudes and the weak fuel demand. Management has stepped up efforts to boost efficiency. Adjusted net loss widened by euro 25 million and euro 89 million in the second quarter and first half of 2012, respectively.

Chemicals
In the second quarter of 2012, the Chemicals Division reported an adjusted operating loss of minus euro 26 million, slightly better than the second quarter of 2011, against the backdrop of weak commodity demand impacted by the downturn. The operating loss incurred in the first half of 2012 was minus euro 195 million, sharply lower compared with the first half of 2011 as commodity margins in the first quarter of 2012 plunged due to the escalating cost of oil-based feedstock leading to a negative benchmark margin of cracking. This trend has improved somewhat during the second quarter. The adjusted net loss for the second quarter of 2012 was minus euro 23 million, in line with the second quarter of 2011. The first-half loss was sharply lower than a year ago (down by euro 113 million).

Summarized Group Balance Sheet5

(euro million)	Dec. 31, 2011	March 31, 2012	June 30, 2012	Change vs. Dec. 31, 2011	Change vs. Mar. 31, 2012

Fixed assets
Property, plant and equipment	73,578	73,048	64,188	(9,390)	(8,860)
Inventories - Compulsory stock	2,433	2,567	2,431	(2)	(136)
Intangible assets	10,950	10,994	6,021	(4,929)	(4,973)
Equity-accounted investments and other investments	6,242	7,227	6,858	616	(141)
Receivables and securities held for operating purposes	1,740	1,660	1,519	(221)	(141)
Net payables related to capital expenditure	(1,576)	(1,246)	(681)	895	565

	93,367	94,250	80,336	(13,031)	(13,914)
Net working capital
Inventories	7,575	7,737	7,900	325	163
Trade receivables	17,709	21,013	16,378	(1,331)	(4,635)
Trade payables	(13,436)	(13,250)	(12,026)	1,410	1,224
Tax payables and provisions for net deferred tax liabilities	(3,503)	(5,739)	(5,034)	(1,531)	705
Provisions	(12,735)	(12,717)	(13,300)	(565)	(583)
Other current assets and liabilities	281	241	2,045	1,764	1,804

	(4,109)	(2,715)	(4,037)	72	(1,322)
Provisions for employee post-retirement benefits	(1,039)	(1,029)	(970)	69	59
Discontinued operations and assets held for sale including related liabilities	206	248	15,154	14,948	14,906

CAPITAL EMPLOYED, NET	88,425	90,754	90,483	2,058	(271)

Eni shareholders’ equity	55,472	58,115	58,545	3,073	430
Non-controlling interest	4,921	5,213	5,029	108	(184)
Total shareholders' equity	60,393	63,328	63,574	3,181	246
Net borrowings	28,032	27,426	26,909	(1,123)	(517)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	88,425	90,754	90,483	2,058	(271)

Leverage	0.46	0.43	0.42	(0.04)	(0.01)

The Group’s balance sheet as of June 30, 2012 was impacted by the depreciation of the euro against the US dollar, which was down by 2.7% from December 31, 2011 (from 1.294 to 1.259 dollars per euro as of June 30, 2012). This trend increased net capital employed, net equity and net borrowings by euro 1,270 million, euro 1,147 million and euro 123 million, respectively, as a result of exchange rate differences.

Fixed assets amounted to euro 80,336 million, representing a decrease of euro 13,031 million from December 31, 2011, reflecting the reclassification of Snam and its subsidiaries’ assets to the line-item "Discontinued operations and assets held for sale including related liabilities". Other differences reported in the period were due to capital expenditure incurred (euro 5,647 million) and exchange differences, partly offset by depreciation, depletion, amortization and impairment charges (euro 5,741 million). The item "Equity-accounted investments" increased by euro 616 million due to the increased book value of Eni’s interest in Galp due to the extraordinary gain recorded in the period. Net payables related to investing activities decreased following recognition of a receivable relating to the divestment of a 10% interest in the Karachaganak project to the Kazakh partner KazMunaiGas as part of the settlement agreement (euro 258 million).

Net working capital amounted to a negative euro 4,037 million, representing an increase of euro 72 million mainly due to increased tax payables (down euro 1,531 million) and the negative impact of estimate revision of certain discounted provisions due to a changed interest rate environment (euro 565 million). The item "Other current assets, net" posted an increase relating to the reclassification of other current assets and liabilities of Snam as assets held for sale and the payments of receivables due to the Company’s gas suppliers on the take-or-pay position accrued in 2011.

____________

(5)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Discontinued operations and net assets held for sale including related liabilities (euro 15,154 million) represented the net assets attributable to Snam and its subsidiaries due to the ongoing divestment procedure of a controlling stake to Cassa Depositi e Prestiti and the residual shareholdings to institutional and retail investors, and non strategic assets in the Exploration & Production, Gas & Power and Refining & Marketing Divisions.

Shareholders’ equity including non controlling interest was euro 63,574 million, representing an increase of euro 3,181 million from December 31, 2011. This was due to comprehensive income for the period (euro 5,443 million) as a result of net profit (euro 4,297 million) and foreign currency translation differences, partly offset by dividend payments to Eni’s shareholders and other equity movements (euro 2,275 million).

Summarized Group Cash Flow Statement6
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012	Change

1,397	3,793	245	Net profit - continuing operations	4,476	4,038	(438)
			Adjustments to reconcile net profit to cash provided by operating activities:
1,833	1,143	3,374	- depreciation, depletion and amortization and other non-monetary items	3,719	4,517	798
(15)	(23)	(347)	- net gains on disposal of assets	(34)	(370)	(336)
2,166	3,697	2,572	- dividends, interest, taxes and other changes	4,890	6,269	1,379
1,548	(1,645)	1,358	Changes in working capital related to operations	(65)	(293)	(228)
(2,657)	(2,844)	(2,977)	Dividends received, taxes paid, interest (paid) received during the period	(4,596)	(5,821)	(1,225)

4,272	4,121	4,219	Net cash provided by operating activities - continuing operations	8,390	8,340	(50)
139	74	8	Net cash provided by operating activities - discontinued operations	206	82	(124)
4,411	4,195	4,227	Net cash provided by operating activities	8,596	8,422	(174)

(3,343)	(2,632)	(3,015)	Capital expenditure - continuing operations	(5,958)	(5,647)	311
(397)	(239)	(254)	Capital expenditure - discontinued operations	(657)	(493)	164
(3,740)	(2,871)	(3,269)	Capital expenditure	(6,615)	(6,140)	475
(87)	(245)	(61)	Investments and purchase of consolidated subsidiaries and businesses	(128)	(306)	(178)
77	52	722	Disposals	103	774	671
295	(262)	(312)	Other cash flow related to capital expenditure, investments and disposals	100	(574)	(674)

956	869	1,307	Free cash flow	2,056	2,176	120
47	(2)	(334)	Borrowings (repayment) of debt related to financing activities	(20)	(336)	(316)
750	(362)	3,939	Changes in short and long-term financial debt	113	3,577	3,464
(2,181)	(6)	(2,274)	Dividends paid and changes in non-controlling interest and reserves	(2,176)	(2,280)	(104)
(20)	(9)	12	Effect of changes in consolidation and exchange differences	(48)	3	51

(448)	490	2,650	NET CASH FLOW FOR THE PERIOD	(75)	3,140	3,215

Change in net borrowings
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012	Change

956	869	1,307	Free cash flow	2,056	2,176	120
	(2)		Net borrowings of acquired companies		(2)	(2)
		(3)	Net borrowings of divested companies		(3)	(3)
198	(255)	1,487	Exchange differences on net borrowings and other changes	261	1,232	969
(2,181)	(6)	(2,274)	Dividends paid and changes in non-controlling interest and reserves	(2,176)	(2,280)	(104)
(1,027)	606	517	CHANGE IN NET BORROWINGS	141	1,123	982

Net cash provided by operating activities of continuing operations (euro 8,340 million) and cash from disposals of euro 774 million funded cash outflows relating to capital expenditure totaling euro 5,647 million and investments (euro 306 million) relating to the acquisition of Nuon in Belgium and joint venture projects, as well as dividend payments amounting to euro 2,298 million (of which euro 1,884 million related to dividends to Eni’s shareholders and the remaining part related to other dividend payments to non-controlling interests). These flows and the re-financing of an intercompany loan due by Snam which was reported, as prescribed by IFRS 5, as discontinued operations, reduced the Group net debt by euro 1,123 million from December 31, 2011. Disposals of assets mainly regarded the divestment of a 10% interest in the Karachaganak field and other non strategic assets in the Exploration & Production Division.

____________

(6)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.
Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of June 30, 2012, ten of Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc and Eni Trading & Shipping Inc – fall within the scope of the new continuing listing standard. Eni has already adopted adequate procedures to ensure full compliance with the new regulation.

Financial and operating information by Division for the second quarter and the first half of 2012 is provided in the following pages.

Exploration & Production

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

				RESULTS	(euro million)
6,778	9,343	8,553	26.2	Net sales from operations		14,252	17,896	25.6
3,693	5,090	4,453	20.6	Operating profit		7,799	9,543	22.4
129	1	(219)		Exclusion of special items:		154	(218)
141		91		- asset impairments		141	91
(11)	(12)	(339)		- gains on disposal of assets		(28)	(351)
2	1	7		- provision for redundancy incentives		4	8
1	21	(20)		- re-measurement gains/losses on commodity derivatives		30	1
(4)	(9)	(5)		- exchange rate differences and derivatives		7	(14)
		47		- other			47
3,822	5,091	4,234	10.8	Adjusted operating profit		7,953	9,325	17.3
(59)	(63)	(65)		Net financial income (expense) (a)		(116)	(128)
295	43	199		Net income (expense) from investments (a)		412	242
(2,376)	(3,079)	(2,652)		Income taxes (a)		(4,727)	(5,731)
58.6	60.7	60.7		Tax rate (%)		57.3	60.7
1,682	1,992	1,716	2.0	Adjusted net profit		3,522	3,708	5.3

				Results also include:
1,580	1,817	2,101	33.0	- amortization and depreciation		3,168	3,918	23.7
				of which:
310	398	505	62.9	exploration expenditure		576	903	56.8
234	283	408	74.4	- amortization of exploratory drilling expenditures and other		397	691	74.1
76	115	97	27.6	- amortization of geological and geophysical exploration expenses		179	212	18.4
2,767	2,018	2,437	(11.9)	Capital expenditure		4,719	4,455	(5.6)
				of which:
253	358	468	85.0	- exploratory expenditure (b)		489	826	68.9

				Production (c) (d)
793	867	856	7.9	Liquids (e)	(kbbl/d)	846	861	1.8
3,867	4,480	4,394	12.7	Natural gas	(mmcf/d)	4,110	4,437	8.6
1,489	1,674	1,647	10.6	Total hydrocarbons	(kboe/d)	1,586	1,661	4.7

				Average realizations
108.59	111.54	101.46	(6.6)	Liquids (e)	($/bbl)	101.89	106.53	4.6
6.34	7.33	6.96	9.8	Natural gas	($/mmcf)	6.15	7.15	16.2
76.39	78.54	72.38	(5.2)	Total hydrocarbons	($/boe)	71.34	75.49	5.8

				Average oil market prices
117.36	118.49	108.19	(7.8)	Brent dated	($/bbl)	111.16	113.34	2.0
81.56	90.38	84.46	3.6	Brent dated	(euro/bbl)	79.23	87.45	10.4
102.44	102.99	93.44	(8.8)	West Texas Intermediate	($/bbl)	98.21	98.21
4.35	2.46	2.27	(47.8)	Gas Henry Hub	($/mBTU)	4.26	2.36	(44.6)

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 42.
(d)	Includes Eni’s share of equity-accounted entities production.
(e)	Includes condensates.

Results

In the second quarter of 2012 the Exploration & Production Division reported an adjusted operating profit amounting to euro 4,234 million, representing an increase of euro 412 million from the second quarter of 2011, up by 10.8%. This was driven by increased sales volumes on the back of organic production growth and an ongoing recovery in Libyan activities. Furthermore, the depreciation of the euro over the dollar helped results from operations by an estimated amount of euro 380 million. The profit and loss was impacted by rising expenses incurred in connection with ongoing exploration activities.

Special items excluded from adjusted operating profit amounted to a net gain of euro 219 million in the quarter (euro 218 million in the first half) and mainly related to the euro 339 million gain on the divestment of a 10% interest in the Karachaganak field to the Kazakh partner KazMunaiGas as part of the settlement agreement. This was partly absorbed by impairment losses recorded at certain oil and gas properties mainly in the United States related to a changed gas pricing environment and downward reserves revision (euro 91 million).

The second-quarter adjusted net profit increased by euro 34 million to euro 1,716 million (up by 2%) from the second quarter of 2011 due to an improved operating performance partly offset by a higher tax rate (up approximately 2.1 percentage points) due to larger taxable profit reported in Countries with higher taxation.

In the first half of 2012 the Exploration & Production Division recorded an adjusted operating profit of euro 9,325 million, increasing by euro 1,372 million from the first half of 2011 or 17.3%. This trend reflected higher dollar realizations (oil up 4.6%; natural gas up 16.2%); the positive impact of the depreciation of the euro over the dollar (euro 530 million) and growth in production sold, offset in part by higher exploration costs related to higher activity levels.

First-half adjusted net profit increased by euro 186 million to euro 3,708 million (up by 5.3%) from the first half of 2011 due to an improved operating performance partly offset by a higher tax rate (up approximately 3.4 percentage points).

Operating review

Eni reported liquids and gas production of 1,647 kboe/d for the second quarter of 2012 increasing by 10.6% from the second quarter of 2011. The performance was driven by an ongoing recovery in Libyan production and starting-up and ramping-up new fields in Australia, Russia and Egypt. These positives were partly offset by the shutdown of the Elgin/Franklin field (Eni’s interest 21.87%) in the UK due to the accident occurred in the field and crude oil losses in Nigeria due to rapidly escalating acts of sabotage and theft, in addition to mature field declines. The share of oil and natural gas produced outside Italy was 89% (89% in the second quarter of 2011).
Liquids production (856 kbbl/d) increased by 63 kbbl/d, or 7.9%, due to the ramp-up of Libyan production and the reaching of full production at the Kitan field (Eni operator with a 40% interest) in Australia. These positives were partly offset by lower production in the United Kingdom and Nigeria as well as mature fields declines.
Natural gas production (4,394 mmcf/d) increased by 527 mmcf/d (up 12.7%) due to the ramp-up of Libyan operations and startups in Russia and Egypt. Main decreases were registered in the United Kingdom, the Gulf of Mexico and Congo due to facility downtimes due to technical reasons and mature field declines.

In the first half of 2012 Eni reported liquids and gas production of 1,661 kboe/d, increasing by 4.7% from the second half of 2011. The performance was driven by an ongoing recovery in Libyan production and starting-up and ramping-up new fields in Australia, Russia and Egypt. These positives were partly offset by lower production in the UK and Nigeria for the reasons described above and mature field declines. The share of oil and natural gas produced outside Italy was 89% (89% in the second half of 2011).
Liquids production (861 kbbl/d) increased by 15 kbbl/d, or 1.8%, due to the ramp-up of Libyan production and organic growth. Production declined in the United Kingdom and Nigeria.
Natural gas production (4,437 mmcf/d) increased by 327 mmcf/d (up 8.6%) due to the ramp-up of Libyan operations and start-ups in Russia and Egypt. The main decreases were registered in the United Kingdom and the Gulf of Mexico.

Gas & Power

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

				RESULTS (*)	(euro million)
5,840	12,128	7,865	34.7	Net sales from operations		16,137	19,993	23.9
(317)	916	(1,558)	..	Operating profit		41	(642)	..
(12)	13	114		Exclusion of inventory holding (gains) losses		(53)	127
15	(7)	1,075		Exclusion of special items:		33	1,068
		(3)		- environmental charges			(3)
		849		- asset impairments			849
	(1)			- gains on disposal of assets			(1)
		4		- provision for redundancy incentives		2	4
74				- re-measurement gains/losses on commodity derivatives		154
(61)	(10)	223		- exchange differences and derivatives		(130)	213
2	4	2		- other		7	6
(314)	922	(369)	(17.5)	Adjusted operating profit		21	553	..
(443)	829	(460)	(3.8)	Marketing		(209)	369	276.6
129	93	91	(29.5)	International transport		230	184	(20.0)
18	7	2		Net finance income (expense) (a)		26	9
88	106	81		Net income from investments (a)		192	187
58	(358)	196		Income taxes (a)		(51)	(162)
..	34.6	..		Tax rate (%)		21.3	21.6
(150)	677	(90)	40.0	Adjusted net profit		188	587	212.2
49	32	53	8.2	Capital expenditure		68	85	25.0

				Natural gas sales	(bcm)
7.11	12.15	6.52	(8.3)	Italy		19.09	18.67	(2.2)
13.89	18.46	13.63	(1.9)	International sales		34.24	32.09	(6.3)
11.59	16.31	11.13	(4.0)	- Rest of Europe		29.87	27.44	(8.1)
1.59	1.45	1.90	19.5	- Extra European markets		2.91	3.35	15.1
0.71	0.70	0.60	(15.5)	- E&P sales in Europe and in the Gulf of Mexico		1.46	1.30	(11.0)
21.00	30.61	20.15	(4.0)	WORLDWIDE GAS SALES		53.33	50.76	(4.8)
				of which:
18.15	27.19	17.35	(4.4)	- Sales of consolidated subsidiaries		46.92	44.54	(5.1)
2.14	2.72	2.20	2.8	- Eni’s share of sales of natural gas of affiliates		4.95	4.92	(0.6)
0.71	0.70	0.60	(15.5)	- E&P sales in Europe and in the Gulf of Mexico		1.46	1.30	(11.0)
9.66	12.29	9.62	(0.4)	Electricity sales	(TWh)	19.34	21.91	13.3

(*)	G&P results include Marketing and International transport activities.
(a)	Excluding special items.

Results

In the second quarter of 2012, the Gas & Power Division reported adjusted operating loss of euro 369 million, deeper than the loss of the second quarter of 2011 (down by euro 55 million). The Marketing business reported almost stable adjusted operating losses (down 3.8%) in spite of declining demand and increasing competitive pressures. International transport results were down by 29.5% due to the divestment finalized in 2011 of the Company’s interests in the entities engaged in the international transport of gas in Europe.

Adjusted net loss was euro 90 million, improving by euro 60 million from the second quarter of 2011.

In the first half of 2012 the Gas & Power Division reported adjusted operating profit of euro 553 million, up euro 532 million from the first half of 2011. The Marketing business reported a euro 578 million increase driven by the economic benefits associated with the renegotiations of gas supply contracts, some of which retroactive to the beginning of 2011, offset in part by the negative effects of an industry downturn. International transport results were down by 20%.

Adjusted net profit for the first half of 2012 was euro 587 million, an increase of euro 399 million from the first half of 2011 due to a better operating performance.

Operating review

Marketing
In the second quarter of 2012, the Marketing business registered an operating loss of euro 460 million, slightly worse than the second quarter of 2011 (down by euro 17 million, or 3.8%) in spite of continued deteriorating fundamentals and rising competitive pressures due to reduced sales opportunities. Those caused widening spreads between oil-linked supply costs and spot prices of gas. These negative trends were absorbed by the Company’s improved cost position due to contract renegotiations and a better supply mix due to the restart of Libyan supplies. Results were also affected by volumes losses incurred in certain profitable market segments due to declining demand, competitive pressures and inter-fuel competition.

In the first half of 2012, the Marketing business reported adjusted operating profit of euro 369 million, sharply higher than the first half of 2011 (up by euro 578 million). This reflected the recognition of profit retroactive to the beginning of 2011 associated with the renegotiations of certain gas supply contracts, which occurred in the first quarter of 2012.

In determining adjusted operating profit for the second quarter and first half of 2012, management excluded an impairment loss of euro 849 million relating to the goodwill allocated to the European market cash generating unit. This was based on management’s expectations pointing to a reduced profitability outlook in the light of continuing demand weakness and rising competitive pressure that would impact selling margins.

Management tracks an alternative performance measure to assess the underlying performance of the Marketing business, which is the EBITDA pro-forma adjusted (for further details see page 20) that includes Eni’s share of results of associates. This performance indicator reported increasing results of Marketing activity in both reporting periods.

Sales of natural gas for the second quarter of 2012 were 20.15 bcm, a decrease of 0.85 bcm from the second quarter of 2011, down 4%, due to a weak demand which was impacted by the downturn and growing competitive pressure. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.
Sales volumes in the Italian market amounted to 6.52 bcm, a decrease of 0.59 bcm, or 8.3%, from the second quarter of 2011. This was mainly due to sharply lower supplies to the power generation sector (down 0.66 bcm) which were caused by lower demand for electricity and a shift to renewable sources and coal due to their higher competitiveness. Other declines were recorded in sales to wholesalers (down 0.25 bcm) due to increased competitive pressures and industrials (down 0.11 bcm). Increases were recorded in sales at certain Italian exchanges (up 0.30 bcm) and in volumes marketed to residential users (up 0.08 bcm) boosted by colder winter weather.
Sales to importers to Italy posted a steep decline down by 0.32 bcm, or 57.1%, due to the expiration of certain supply contracts, partly offset by the recovered availability of Libyan gas.
Sales in Europe slightly decreased by 0.14 bcm, or 1.3%, in particular in UK/Northern Europe (down 0.45 bcm) and Germany/Austria (down 0.13 bcm). These negative trends were partly offset by growth in Turkey (up 0.21 bcm), France (up 0.17 bcm) and the Iberian Peninsula (up 0.04 bcm).
Sales on markets outside Europe were on a positive trend (up 0.31 bcm) due to greater LNG sales in the Far East, in particular Japan.

Sales of natural gas for the first half of 2012 were 50.76 bcm, a decrease of 2.57 bcm from the first half of 2011, down 4.8%. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico. This decline concerned both Italy and the Rest of Europe due to the drivers described above and Benelux (down 1.38 bcm) due to competitive pressure and, in the first quarter, a weaker seasonal effect on consumption. Sales of LNG increased globally in premium market, especially in Japan and Argentina.

NATURAL GAS SALES BY MARKET
(bcm)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

7.11	12.15	6.52	(8.3)	ITALY	19.09	18.67	(2.2)
0.84	1.88	0.59	(29.8)	- Wholesalers	3.08	2.47	(19.8)
1.19	2.46	1.49	25.2	- Italian exchange for gas and spot markets	2.79	3.95	41.6
1.75	1.87	1.64	(6.3)	- Industries	3.74	3.51	(6.1)
0.09	0.41	0.10	11.1	- Medium-sized enterprises and services	0.55	0.51	(7.3)
1.17	0.75	0.51	(56.4)	- Power generation	2.34	1.26	(46.2)
0.54	3.01	0.62	14.8	- Residential	3.41	3.63	6.5
1.53	1.77	1.57	2.6	- Own consumption	3.18	3.34	5.0
13.89	18.46	13.63	(1.9)	INTERNATIONAL SALES	34.24	32.09	(6.3)
11.59	16.31	11.13	(4.0)	Rest of Europe	29.87	27.44	(8.1)
0.56	0.78	0.24	(57.1)	- Importers in Italy	2.41	1.02	(57.7)
11.03	15.53	10.89	(1.3)	- European markets	27.46	26.42	(3.8)
1.71	1.93	1.75	2.3	Iberian Peninsula	3.75	3.68	(1.9)
1.67	2.81	1.54	(7.8)	Germany/Austria	3.74	4.35	16.3
2.79	3.25	2.79		Benelux	7.42	6.04	(18.6)
0.27	0.99	0.25	(7.4)	Hungary	1.34	1.24	(7.5)
1.26	1.05	0.81	(35.7)	UK/Northern Europe	2.93	1.86	(36.5)
1.41	2.13	1.62	14.9	Turkey	3.27	3.75	14.7
1.58	2.80	1.75	10.8	France	4.13	4.55	10.2
0.34	0.57	0.38	11.8	Other	0.88	0.95	8.0
1.59	1.45	1.90	19.5	Extra European markets	2.91	3.35	15.1
0.71	0.70	0.60	(15.5)	E&P sales in Europe and in the Gulf of Mexico	1.46	1.30	(11.0)
21.00	30.61	20.15	(4.0)	WORLDWIDE GAS SALES	53.33	50.76	(4.8)

Electricity sales were 9.62 TWh in the second quarter of 2012, decreasing by 0.4% from the second quarter of 2011, due to lower volumes traded on the Italian power exchange that offset the increase in wholesalers and retail segment. In the first half of 2012, despite sluggish demand in Italy, sales increased by 2.57 TWh or 13.3%, mostly directed to customers in the free market.

International Transport
This business reported an adjusted operating profit of euro 91 million for the second quarter of 2012 (euro 184 million in the first half of 2012) representing a decrease of euro 38 million from the second quarter of 2011, down 29.5% (down euro 46 million or 20% in the first half), mainly due to the divestment of the Company’s interests in the entities engaged in the international transport of gas from Northern Europe and Russia.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

(88)	1,221	(100)	(13.6)	Pro-forma adjusted EBITDA	504	1,121	122.4
(291)	1,087	(231)	20.6	Marketing	111	856	..
(52)				of which: +/(-) adjustment on commodity derivatives	(111)
203	134	131	(35.5)	International transport	393	265	(32.6)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

				RESULTS	(euro million)
13,015	14,206	15,295	17.5	Net sales from operations		24,821	29,501	18.9
73	111	(789)	..	Operating profit		376	(678)	..
(229)	(358)	464		Exclusion of inventory holding (gains) losses		(737)	106
32	21	181		Exclusion of special items:		88	202
12	4	3		- environmental charges		26	7
22	11	182		- asset impairments		38	193
(5)		1		- gains on disposal of assets		(9)	1
5		(13)		- risk provisions		5	(13)
5	1	23		- provision for redundancy incentives		8	24
(4)				- re-measurement gains/losses on commodity derivatives		(6)
(10)	2	(17)		- exchange rate differences and derivatives		17	(15)
7	3	2		- other		9	5
(124)	(226)	(144)	(16.1)	Adjusted operating profit		(273)	(370)	(35.5)
	1	(3)		Net finance income (expense) (a)			(2)
11	22	(5)		Net income (expense) from investments (a)		38	17
28	60	42		Income taxes (a)		71	102
..	..	..		Tax rate (%)		..	..
(85)	(143)	(110)	(29.4)	Adjusted net profit		(164)	(253)	(54.3)
184	124	166	(9.8)	Capital expenditure		316	290	(8.2)

				Global indicator refining margin
1.09	2.92	5.89	440.4	Brent	($/bbl)	1.41	4.41	212.8
0.75	2.23	4.60	513.3	Brent	(euro/bbl)	1.00	3.40	240.0
2.20	3.26	6.31	186.8	Brent/Ural	($/bbl)	2.77	4.79	72.9

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.26	4.74	5.10	(3.0)	Refining throughputs of wholly-owned refineries		11.22	9.84	(12.3)
7.63	7.17	7.10	(6.9)	Refining throughputs on own account		15.77	14.27	(9.5)
6.30	5.98	5.83	(7.5)	- Italy		13.33	11.81	(11.4)
1.33	1.19	1.27	(4.5)	- Rest of Europe		2.44	2.46	0.8
2.90	2.53	2.74	(5.5)	Retail sales		5.54	5.27	(4.9)
2.14	1.81	1.98	(7.5)	- Italy		4.08	3.79	(7.1)
0.76	0.72	0.76		- Rest of Europe		1.46	1.48	1.4
3.19	2.95	3.21	0.6	Wholesale sales		6.19	6.16	(0.5)
2.22	2.06	2.18	(1.8)	- Italy		4.41	4.24	(3.9)
0.97	0.89	1.03	6.2	- Rest of Europe		1.78	1.92	7.9
0.11	0.10	0.11		Wholesale sales outside Europe		0.21	0.21

(a)	Excluding special items.

Results

In the second quarter of 2012, the Refining & Marketing business reported an adjusted operating loss amounting to euro 144 million, reflecting shrinking price differentials between light and heavy crudes and weak fuel demand.
A negative trading environment was partly counteracted by efficiency enhancement measures mainly designed to reduce energy costs, the optimization of plant set-up and lower throughputs at the weakest refineries in the current scenario.
Marketing results increased mainly in the wholesale marketing activity thanks to higher margins and contractual pricing schemes adopted in certain business segments. Retail activity reported lower results reflecting the decrease in unit margins which were impacted by the expenses incurred to execute certain marketing initiatives such as full-day discount at fully-automated outlets and a special discount on prices at the pump during the summer week-ends, as well as declining demand for fuels reflecting the economic downturn and mounting competitive pressures.

Special charges excluded from adjusted operating loss amounted to euro 181 million and mainly related to impairment charges (euro 182 million) which were incurred at certain refining plants due to the negative short and medium term prospects for refining margins, and employee redundancy incentives (euro 23 million).

In the second quarter of 2012, adjusted net loss was euro 110 million (up euro 25 million from the second quarter of 2011) mainly due to a lower operating performance and lower results of equity-accounted associates.

In the first half of 2012 the Refining & Marketing business reported an adjusted operating loss amounting to euro 370 million, up euro 97 million from the first half of 2011 mainly due to a weaker trading environment and lower demand.

Adjusted net loss was euro 253 million, widening by euro 89 million from the first half of 2011.

Operating review

Eni’s refining throughputs for the second quarter of 2012 were 7.10 mmtonnes (14.27 mmtonnes in the first half of 2012), with a 6.9% decline from the second quarter of 2011 (down 9.5% from the first half of 2011). In Italy, processed volumes decreased (down 7.5% and 11.4% in the second quarter and first half, respectively) due to an upset at the Sannazzaro plant, scheduled standstills in order to mitigate the negative impact of a negative trading environment at the Taranto refinery, Venice plant (temporarily shut down from November 2011 to April 2012) and Gela plant (two production line were shut down in June 2012). Outside Italy, Eni’s refining throughputs decreased by 4.5% in particular in the Czech Republic due to planned standstills at the Litvinov refinery (production increased by 0.8% in the first half, in particular in Germany).

Retail sales in Italy (1.98 mmtonnes in the quarter, 3.79 mmtonnes in the first half of 2012) decreased by approximately 160 ktonnes, down 7.5% (approximately 290 ktonnes, down 7.1% in the first half), driven by lower consumption of gasoil and gasoline of more than 9%. The market share increased by 0.5 percentage points from the second quarter of 2011 to 30.8% in the second half of 2012, peaking at 33% in June 2012, also due to the positive impact of commercial initiatives. The premium segment decreased from the corresponding quarter of 2011.

Wholesale sales in Italy (2.18 mmtonnes in the quarter, 4.24 mmtonnes in the first half) declined by approximately 40 ktonnes, down 1.8% (down 3.9% in the first half) from the same quarter of 2011, on the back of a decline in fuel demand higher than 11%. Average market share in the second quarter of 2012 was 29.7% (25.6% in the second quarter of 2011). Lower sales volumes were recorded in bunkering, lower jet fuel sales and special products which reflected lower coke availability.

Retail sales in the rest of Europe (approximately 760 ktonnes in the quarter, 1.48 ktonnes in the first half) were in line with the second quarter of 2011 (up 1.4% in the first half) reflecting increased sales in Austria and Switzerland that offset lower sales in Eastern Europe and in France.

Wholesale sales in the rest of Europe (1.03 mmtonnes in the second quarter, 1.92 mmtonnes in the first half) increased by 6.2% from the second quarter of 2011 (up 7.9 in the first half), mainly in Switzerland, Eastern Europe and France.

Summarized Group profit and loss account

(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

24,118	33,140	30,063	24.6	Net sales from operations	52,526	63,203	20.3
352	236	515	46.3	Other income and revenues	591	751	27.1
(18,849)	(24,539)	(23,985)	(27.2)	Operating expenses	(39,890)	(48,524)	(21.6)
(69)				of which non-recurring income (charges)	(69)
16	(92)	(280)		Other operating income (expense)	(12)	(372)
(2,033)	(2,208)	(3,533)	(73.8)	Depreciation, depletion, amortization and impairments	(4,028)	(5,741)	(42.5)

3,604	6,537	2,780	(22.9)	Operating profit	9,187	9,317	1.4
(300)	(295)	(325)	(8.3)	Finance income (expense)	(389)	(620)	(59.4)
415	1,088	306	(26.3)	Net income from investments	694	1,394	..

3,719	7,330	2,761	(25.8)	Profit before income taxes	9,492	10,091	6.3
(2,322)	(3,537)	(2,516)	(8.4)	Income taxes	(5,016)	(6,053)	(20.7)
62.4	48.3	91.1		Tax rate (%)	52.8	60.0

1,397	3,793	245	(82.5)	Net profit - continuing operations	4,476	4,038	(9.8)
103	131	128	24.3	Net profit - discontinued operations	(17)	259	..
1,500	3,924	373	(75.1)	Net profit	4,459	4,297	(3.6)

1,254	3,617	227	(81.9)	Eni’s shareholders	3,801	3,844	1.1
1,197	3,544	156	(87.0)	- continuing operations	3,811	3,700	(2.9)
57	73	71	24.6	- discontinued operations	(10)	144	..

246	307	146	(40.7)	Non controlling interest	658	453	(31.2)
200	249	89	(55.5)	- continuing operations	665	338	(49.2)
46	58	57	23.9	- discontinued operations	(7)	115	..

1,197	3,544	156	(87.0)	Net profit attributable to Eni’s shareholders	3,811	3,700	(2.9)
(170)	(279)	209		Exclusion of inventory holding (gains) losses	(644)	(70)
350	(859)	1,016		Exclusion of special items	473	157
				of which:
69				- Non-recurring income (charges)	69
281	(859)	1,016		- Other special income (charges)	404	157
1,377	2,406	1,381	0.3	Adjusted net profit attributable to Eni’s shareholders - continuing operations (a)	3,640	3,787	4.0

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

First Half 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	9,543	(642)	(678)	(230)	740	(187)	1,074	(146)	421	9,895	(1,074)	496	(578)	9,317
Exclusion of inventory holding (gains) losses		127	106	18					(337)	(86)				(86)

Exclusion special item:
environmental charges		(3)	7	1			11	34		50	(11)		(11)	39
asset impairments	91	849	193	8	21			2		1,164				1,164
gains on disposal of assets	(351)	(1)	1		1		(3)	(11)		(364)	3		3	(361)
risk provisions			(13)					4		(9)				(9)
provision for redundancy incentives	8	4	24	9	1	8	1	1		56	(1)		(1)	55
re-measurement gains/losses on commodity derivatives	1				(1)
exchange rate differences and derivatives	(14)	213	(15)	(1)						183				183
other	47	6	5			(2)		13		69				69

Special items of operating profit	(218)	1,068	202	17	22	6	9	43		1,149	(9)		(9)	1,140

Adjusted operating profit	9,325	553	(370)	(195)	762	(181)	1,083	(103)	84	10,958	(1,083)	496	(587)	10,371
Net finance (expense) income (b)	(128)	9	(2)	(1)		(660)	9	(20)		(793)	(9)		(9)	(802)
Net income from investments (b)	242	187	17	1	22		23			492	(23)		(23)	469
Income taxes (b)	(5,731)	(162)	102	52	(232)	187	(446)		(37)	(6,267)	446	(92)	354	(5,913)

Tax rate (%)	60.7	21.6	..		29.6		40.0			58.8				58.9
Adjusted net profit	3,708	587	(253)	(143)	552	(654)	669	(123)	47	4,390	(669)	404	(265)	4,125

of which:
- Adjusted net profit of non-controlling interest										453			(115)	338
- Adjusted net profit attributable to Eni’s shareholders										3,937			(150)	3,787

Reported net profit attributable to Eni’s shareholders										3,844			(144)	3,700

Exclusion of inventory holding (gains) losses										(70)				(70)
Exclusion of special items										163			(6)	157

Adjusted net profit attributable to Eni’s shareholders										3,937			(150)	3,787

(a)	Following the announced divestment plan, Snam results are reclassified from the "Gas & Power" reporting segment to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

(euro million)

First Half 2011
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	7,799	41	376	(5)	720	(188)	1,053	(165)	(183)	9,448	(1,053)	792	(261)	9,187
Exclusion of inventory holding (gains) losses		(53)	(737)	(119)						(909)				(909)

Exclusion of special items
of which:
Non-recurring (income) charges				10				59		69				69
Other special (income) charges:	154	33	88	69		35	5	1		385	(5)		(5)	380
environmental charges			26				4	12		42	(4)		(4)	38
asset impairments	141		38	70	14		(8)	2		257	8		8	265
gains on disposal of assets	(28)		(9)		3		5			(29)	(5)		(5)	(34)
risk provisions			5					(1)		4				4
provision for redundancy incentives	4	2	8	2	1	12	4	1		34	(4)		(4)	30
re-measurement gains/losses on commodity derivatives	30	154	(6)		(18)					160				160
exchange rate differences and derivatives	7	(130)	17	(3)						(109)				(109)
other		7	9			23		(13)		26				26

Special items of operating profit	154	33	88	79		35	5	60		454	(5)		(5)	449

Adjusted operating profit	7,953	21	(273)	(45)	720	(153)	1,058	(105)	(183)	8,993	(1,058)	792	(266)	8,727
Net finance (expense) income (b)	(116)	26				(192)	12	4		(266)	(12)		(12)	(278)
Net income from investments (b)	412	192	38	1	9		27			679	(27)		(27)	652
Income taxes (b)	(4,727)	(51)	71	14	(193)	61	(357)		68	(5,114)	357	(39)	318	(4,796)

Tax rate (%)	57.3	21.3	..		26.5		32.5			54.4				52.7
Adjusted net profit	3,522	188	(164)	(30)	536	(284)	740	(101)	(115)	4,292	(740)	753	13	4,305

of which:
- Adjusted net profit of non-controlling interest										658			7	665
- Adjusted net profit attributable to Eni’s shareholders										3,634			6	3,640

Reported net profit attributable to Eni’s shareholders										3,801			10	3,811

Exclusion of inventory holding (gains) losses										(644)				(644)
Exclusion of special items:										477			(4)	473
- non-recurring charges										69				69
- other special (income) charges										408			(4)	404

Adjusted net profit attributable to Eni’s shareholders										3,634			6	3,640

(a)	Following the announced divestment plan, Snam results are reclassified from the "Gas & Power" reporting segment to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

(euro million)

Second Quarter 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	4,453	(1,558)	(789)	(134)	364	(103)	505	(107)	430	3,061	(505)	224	(281)	2,780
Exclusion of inventory holding (gains) losses		114	464	85					(337)	326				326

Exclusion of special items:
environmental charges		(3)	3	1			9	34		44	(9)		(9)	35
asset impairments	91	849	182	8	21			2		1,153				1,153
gains on disposal of assets	(339)		1							(338)				(338)
risk provisions			(13)					4		(9)				(9)
provision for redundancy incentives	7	4	23	8	1	5	(3)	1		46	3		3	49
re-measurement gains/losses on commodity derivatives	(20)				2					(18)				(18)
exchange rate differences and derivatives	(5)	223	(17)	6						207				207
other	47	2	2			(2)		9		58				58

Special items of operating profit	(219)	1,075	181	23	24	3	6	50		1,143	(6)		(6)	1,137

Adjusted operating profit	4,234	(369)	(144)	(26)	388	(100)	511	(57)	93	4,530	(511)	224	(287)	4,243
Net finance (expense) income (b)	(65)	2	(3)	(1)		(444)	4	(20)		(527)	(4)		(4)	(531)
Net income from investments (b)	199	81	(5)	1	21		11			308	(11)		(11)	297
Income taxes (b)	(2,652)	196	42	3	(127)	84	(215)		(39)	(2,708)	215	(46)	169	(2,539)

Tax rate (%)	60.7	..	..		31.1		40.9			62.8				63.3
Adjusted net profit	1,716	(90)	(110)	(23)	282	(460)	311	(77)	54	1,603	(311)	178	(133)	1,470

of which:
- Adjusted net profit of non-controlling interest										146			(57)	89
- Adjusted net profit attributable to Eni’s shareholders										1,457			(76)	1,381

Reported net profit attributable to Eni’s shareholders										227			(71)	156

Exclusion of inventory holding (gains) losses										209				209
Exclusion of special items										1,021			(5)	1,016

Adjusted net profit attributable to Eni’s shareholders										1,457			(76)	1,381

(a)	Following the announced divestment plan, Snam results are reclassified from the "Gas & Power" reporting segment to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

(euro million)

Second Quarter 2011
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	3,693	(317)	73	(113)	366	(76)	501	(138)	(179)	3,810	(501)	295	(206)	3,604
Exclusion of inventory holding (gains) losses		(12)	(229)	1						(240)				(240)

Exclusion of special items
of which:
Non-recurring (income) charges				10				59		69				69
Other special (income) charges:	129	15	32	70	12	7	3	19		287	(3)		(3)	284
environmental charges			12				3	12		27	(3)		(3)	24
asset impairments	141		22	70	14		(8)	1		240	8		8	248
gains on disposal of assets	(11)		(5)		2		5			(9)	(5)		(5)	(14)
risk provisions			5					(1)		4				4
provision for redundancy incentives	2		5	2	1	8	3	1		22	(3)		(3)	19
re-measurement gains/losses on commodity derivatives	1	74	(4)		(5)					66				66
exchange rate differences and derivatives	(4)	(61)	(10)	(2)						(77)				(77)
other		2	7			(1)		6		14				14

Special items of operating profit	129	15	32	80	12	7	3	78		356	(3)		(3)	353

Adjusted operating profit	3,822	(314)	(124)	(32)	378	(69)	504	(60)	(179)	3,926	(504)	295	(209)	3,717
Net finance (expense) income (b)	(59)	18				(184)	6	4		(215)	(6)		(6)	(221)
Net income from investments (b)	295	88	11	1	4		15			414	(15)		(15)	399
Income taxes (b)	(2,376)	58	28	6	(105)	49	(170)		67	(2,443)	170	(45)	125	(2,318)

Tax rate (%)	58.6	..	..		27.5		32.4			59.2				59.5
Adjusted net profit	1,682	(150)	(85)	(25)	277	(204)	355	(56)	(112)	1,682	(355)	250	(105)	1,577

of which:
- Adjusted net profit of non-controlling interest										246			(46)	200
- Adjusted net profit attributable to Eni’s shareholders										1,436			(59)	1,377

Reported net profit attributable to Eni’s shareholders										1,254			(57)	1,197

Exclusion of inventory holding (gains) losses										(170)				(170)
Exclusion of special items:										352			(2)	350
- non-recurring charges										69				69
- other special (income) charges										283			(2)	281

Adjusted net profit attributable to Eni’s shareholders										1,436			(59)	1,377

(a)	Following the announced divestment plan, Snam results are reclassified from the "Gas & Power" reporting segment to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

(euro million)

First Quarter 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	5,090	916	111	(96)	376	(84)	569	(39)	(9)	6,834	(569)	272	(297)	6,537
Exclusion of inventory holding (gains) losses		13	(358)	(67)						(412)				(412)

Exclusion of special items:
environmental charges			4				2			6	(2)		(2)	4
asset impairments			11							11				11
gains on disposal of assets	(12)	(1)			1		(3)	(11)		(26)	3		3	(23)
risk provisions
provision for redundancy incentives	1		1	1		3	4			10	(4)		(4)	6
re-measurement gains/losses on commodity derivatives	21				(3)					18				18
exchange rate differences and derivatives	(9)	(10)	2	(7)						(24)				(24)
other		4	3					4		11				11

Special items of operating profit	1	(7)	21	(6)	(2)	3	3	(7)		6	(3)		(3)	3

Adjusted operating profit	5,091	922	(226)	(169)	374	(81)	572	(46)	(9)	6,428	(572)	272	(300)	6,128
Net finance (expense) income (b)	(63)	7	1			(216)	5			(266)	(5)		(5)	(271)
Net income from investments (b)	43	106	22		1		12			184	(12)		(12)	172
Income taxes (b)	(3,079)	(358)	60	50	(105)	102	(231)		2	(3,559)	231	(46)	185	(3,374)

Tax rate (%)	60.7	34.6	..		28.0		39.2			56.1				56.0
Adjusted net profit	1,992	677	(143)	(119)	270	(195)	358	(46)	(7)	2,787	(358)	226	(132)	2,655

of which:
- Adjusted net profit of non-controlling interest										307			(58)	249
- Adjusted net profit attributable to Eni’s shareholders										2,480			(74)	2,406

Reported net profit attributable to Eni’s shareholders										3,617			(73)	3,544

Exclusion of inventory holding (gains) losses										(279)				(279)
Exclusion of special items										(858)			(1)	(859)

- Adjusted net profit attributable to Eni’s shareholders										2,480			(74)	2,406

(a)	Following the announced divestment plan, Snam results are reclassified from the "Gas & Power" reporting segment to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

Analysis of Profit and Loss account items of continuing operations
Breakdown of special items
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

69			Non-recurring charges (income)	69
			of which:
69			- settlement/payments on Antitrust and other Authorities proceedings	69
284	3	1,137	Other special items:	380	1,140
24	4	35	environmental charges	38	39
248	11	1,153	asset impairments	265	1,164
(14)	(23)	(338)	gains on disposal of assets	(34)	(361)
4		(9)	risk provisions	4	(9)
19	6	49	provisions for redundancy incentives	30	55
66	18	(18)	re-measurement gains/losses on commodity derivatives	160
(77)	(24)	207	exchange rate differences and derivatives	(109)	183
14	11	58	other	26	69

353	3	1,137	Special items of operating profit	449	1,140

79	24	(206)	Net finance (income) expense	111	(182)
			of which:
77	24	(207)	- exchange rate differences and derivatives	109	(183)
1	(887)	(10)	Net income from investments	25	(897)
			of which:
	(835)	(7)	- gains on disposal of assets/reversal		(842)
(83)	1	95	Income taxes	(112)	96
			of which:
44	16		- re-allocation of tax impact on Eni SpA dividends and other special items	71	16
(127)	(15)	95	- taxes on special items of operating profit	(183)	80

350	(859)	1,016	Total special items of net profit	473	157

Net sales from operations
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

6,778	9,343	8,553	26.2	Exploration & Production	14,252	17,896	25.6
5,840	12,128	7,865	34.7	Gas & Power	16,137	19,993	23.9
13,015	14,206	15,295	17.5	Refining & Marketing	24,821	29,501	18.9
1,747	1,643	1,598	(8.5)	Chemicals	3,544	3,241	(8.5)
2,920	2,960	3,053	4.6	Engineering & Construction	5,705	6,013	5.4
20	29	32	60.0	Other activities	45	61	35.6
341	310	354	3.8	Corporate and financial companies	644	664	3.1
(57)	(97)	(74)		Impact of unrealized intragroup profit elimination	(158)	(171)
(6,486)	(7,382)	(6,613)		Consolidation adjustment	(12,464)	(13,995)
24,118	33,140	30,063	24.6		52,526	63,203	20.3

Operating expenses
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

17,792	23,409	22,840	28.4	Purchases, services and other	37,804	46,249	22.3
				of which:
69				- non-recurring (income) charges	69
28	4	26		- other special items	42	30
1,057	1,130	1,145	8.3	Payroll and related costs	2,086	2,275	9.1
				of which:
19	6	49		- provisions for redundancy incentives	30	55
18,849	24,539	23,985	27.2		39,890	48,524	21.6

Depreciation, depletion, amortization and impairments
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

1,439	1,817	2,010	39.7	Exploration & Production	3,027	3,827	26.4
89	99	106	19.1	Gas & Power	208	205	(1.4)
83	82	83		Refining & Marketing	175	165	(5.7)
24	22	21	(12.5)	Chemicals	46	43	(6.5)
138	166	150	8.7	Engineering & Construction	283	316	11.7
	1	(1)		Other activities
18	16	17	(5.6)	Corporate and financial companies	35	33	(5.7)
(6)	(6)	(6)		Impact of unrealized intragroup profit elimination	(11)	(12)
1,785	2,197	2,380	33.3	Total depreciation, depletion and amortization	3,763	4,577	21.6

248	11	1,153	..	Impairments	265	1,164	..

2,033	2,208	3,533	73.8		4,028	5,741	42.5

Net income from investments

(euro million) First Half 2012	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	112	180	26	22	2	342
Dividends	129	7	19		1	156
Net gains on disposal of assets		7		1		8
Other income (expense), net	1		52		835	888

	242	194	97	23	838	1,394

Income taxes
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012	Change

			Profit before income taxes
(211)	2,271	(1,721)	Italy	1,028	550	(478)
3,930	5,059	4,482	Outside Italy	8,464	9,541	1,077
3,719	7,330	2,761		9,492	10,091	599
			Income taxes
82	534	(236)	Italy	427	298	(129)
2,240	3,003	2,752	Outside Italy	4,589	5,755	1,166
2,322	3,537	2,516		5,016	6,053	1,037
			Tax rate (%)
..	23.5	..	Italy	41.5	54.2	12.7
57.0	59.4	61.4	Outside Italy	54.2	60.3	6.1
62.4	48.3	91.1		52.8	60.0	7.2

Adjusted net profit by division
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

1,682	1,992	1,716	2.0	Exploration & Production	3,522	3,708	5.3
(150)	677	(90)	40.0	Gas & Power	188	587	..
(85)	(143)	(110)	(29.4)	Refining & Marketing	(164)	(253)	(54.3)
(25)	(119)	(23)	8.0	Chemicals	(30)	(143)	..
277	270	282	1.8	Engineering & Construction	536	552	3.0
(56)	(46)	(77)	(37.5)	Other activities	(101)	(123)	(21.8)
(204)	(195)	(460)	..	Corporate and financial companies	(284)	(654)	..
138	219	232		Impact of unrealized intragroup profit elimination	638	451
1,577	2,655	1,470	(6.8)		4,305	4,125	(4.2)
				Attributable to:
1,377	2,406	1,381	0.3	- Eni’s shareholders	3,640	3,787	4.0
200	249	89	(55.5)	- Non-controlling interest	665	338	(49.2)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2011	March 31, 2012	June 30, 2012	Change vs. Dec. 31, 2011	Change vs. March 31, 2012

Total debt	29,597	29,479	31,954	2,357	2,475
Short-term debt	6,495	6,087	6,971	476	884
Long-term debt	23,102	23,392	24,983	1,881	1,591
Cash and cash equivalents	(1,500)	(1,990)	(4,640)	(3,140)	(2,650)
Securities held for non-operating purposes	(37)	(31)	(31)	6
Financing receivables for non-operating purposes	(28)	(32)	(374)	(346)	(342)

Net borrowings	28,032	27,426	26,909	(1,123)	(517)

Shareholders’ equity including non-controlling interest	60,393	63,328	63,574	3,181	246
Leverage	0.46	0.43	0.42	(0.04)	(0.01)

Bonds maturing in the 18-month period starting on June 30, 2012

(euro million)

Issuing entity	Amount at June 30, 2012 (a)

Eni Finance International SA	109
Eni UK Holding Plc	1
Eni SpA	1,511

1,621

(a)	Amounts include interest accrued and discount on issue.

Bonds issued in the First Half of 2012 (granted by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amount at June 30, 2012 (a) (million)	Maturity	Rate	%

Eni Finance International SA	70	EUR	70	2032	fixed	4.00
Eni SpA	1,000	EUR	1,011	2020	fixed	4.25
Eni SpA	750	EUR	745	2019	fixed	3.75

			1,826

(a)	Amounts include interest accrued and discount on issue.

Discontinued operations

Main financial data of discontinued operations are provided below.

Snam - Results of operations and liquidity from third-party transactions

(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

483	668	643	Revenues	848	1,311
(277)	(371)	(362)	Operating expenses	(587)	(733)
206	297	281	Operating profit	261	578
6	5	4	Finance income (expense)	12	9
227	314	296	Profit before income taxes	300	610
(124)	(183)	(168)	Income taxes	(317)	(351)
103	131	128	Net profit	(17)	259
			of which:
57	73	71	- Eni’s shareholders	(10)	144
46	58	57	- Non-controlling interest	(7)	115
0.02	0.02	0.02	Net profit per share		0.04
7		1,512	Net borrowings	(59)	1,512
138	74	8	Cash provided by operating activities	206	82
(356)	(353)	(308)	Cash provided by investing activities	(749)	(661)
(208)		1,290	Cash provided by financing activities	(204)	1,290
397	239	254	Capital expenditure	657	493

Snam - Results of operations and liquidity from third-party and intercompany transactions

(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

881	969	894	Revenues	1,794	1,863
(380)	(116)	(389)	Operating expenses	(741)	(789)
501	569	505	Operating profit	1,053	1,074
(157)	(115)	(119)	Finance income (expense)	(130)	(234)
359	466	397	Profit before income taxes	950	863
(124)	(183)	(168)	Income taxes	(317)	(351)
235	283	229	Net profit	633	512
			of which:
130	157	127	- Eni’s shareholders	351	284
105	126	102	- Non-controlling interest	282	228
0.04	0.04	0.04	Net profit per share	0.10	0.08
482	10,942	792	Net borrowings	10,671	11,734
355	643	(6)	Cash provided by operating activities	902	637
(382)	(361)	(315)	Cash provided by investing activities	(824)	(676)
(14)	(283)	335	Cash provided by financing activities	(104)	52
397	239	254	Capital expenditure	657	493

GROUP BALANCE SHEET
(euro million)

Dec. 31, 2011	Mar. 31, 2012	June 30, 2012

ASSETS
Current assets
Cash and cash equivalents	1,500	1,990	4,640
Other financial assets available for sale	262	246	241
Trade and other receivables	24,595	27,978	24,605
Inventories	7,575	7,737	7,900
Current tax assets	549	350	307
Other current tax assets	1,388	1,164	1,057
Other current assets	2,326	1,932	1,944

	38,195	41,397	40,694
Non-current assets
Property, plant and equipment	73,578	73,048	64,188
Inventory - compulsory stock	2,433	2,567	2,431
Intangible assets	10,950	10,994	6,021
Equity-accounted investments	5,843	6,835	6,549
Other investments	399	392	309
Other financial assets	1,578	1,484	1,315
Deferred tax assets	5,514	4,617	5,067
Other non-current receivables	4,225	3,617	3,942
	104,520	103,554	89,822

Discontinued operations and assets held for sale	230	271	19,999

TOTAL ASSETS	142,945	145,222	150,515

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,459	4,022	3,947
Current portion of long-term debt	2,036	2,065	3,024
Trade and other payables	22,912	21,779	19,873
Income taxes payable	2,092	2,757	1,839
Other taxes payable	1,896	3,017	2,805
Other current liabilities	2,237	1,896	2,027

	35,632	35,536	33,515
Non-current liabilities
Long-term debt	23,102	23,392	24,983
Provisions for contingencies	12,735	12,717	13,300
Provisions for employee benefits	1,039	1,029	970
Deferred tax liabilities	7,120	6,250	6,954
Other non-current liabilities	2,900	2,947	2,374

	46,896	46,335	48,581
Liabilities directly associated with discontinued operations and assets held for sale	24	23	4,845

TOTAL LIABILITIES	82,552	81,894	86,941

SHAREHOLDERS’ EQUITY
Non-controlling interest	4,921	5,213	5,029
Eni shareholders’ equity
Share capital	4,005	4,005	4,005
Other reserves	53,195	57,226	57,415
Fair value reserve from cash flow hedging derivatives net of tax effect	49	20	33
Treasury shares	(6,753)	(6,753)	(6,752)
Interim dividend	(1,884)
Net profit of the period	6,860	3,617	3,844
Total Eni shareholders’ equity	55,472	58,115	58,545
TOTAL SHAREHOLDERS’ EQUITY	60,393	63,328	63,574
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	142,945	145,222	150,515

GROUP PROFIT AND LOSS ACCOUNT
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

			REVENUES
24,118	33,140	30,063	Net sales from operations	52,526	63,203
352	236	515	Other income and revenues	591	751
24,470	33,376	30,578	Total revenues	53,117	63,954

			OPERATING EXPENSES
17,792	23,409	22,840	Purchases, services and other	37,804	46,249
69			- of which non recurrent (income) expense	69
1,057	1,130	1,145	Payroll and related costs	2,086	2,275
16	(92)	(280)	OTHER OPERATING (CHARGE) INCOME	(12)	(372)

2,033	2,208	3,533	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	4,028	5,741

3,604	6,537	2,780	OPERATING PROFIT	9,187	9,317

			FINANCE INCOME (EXPENSE)
(260)	2,337	3,873	Finance income	2,857	6,210
(68)	(2,593)	(4,037)	Finance expense	(3,471)	(6,630)
28	(39)	(161)	Derivative financial instruments	225	(200)
(300)	(295)	(325)		(389)	(620)

			INCOME (EXPENSE) FROM INVESTMENTS
91	177	165	Share of profit (loss) of equity-accounted investments	255	342
324	911	141	Other gain (loss) from investments	439	1,052
415	1,088	306		694	1,394

3,719	7,330	2,761	PROFIT BEFORE INCOME TAXES	9,492	10,091
(2,322)	(3,537)	(2,516)	Income taxes	(5,016)	(6,053)

1,397	3,793	245	Net profit - continuing operations	4,476	4,038
103	131	128	Net profit - discontinued operations	(17)	259
1,500	3,924	373	Net profit	4,459	4,297

			Eni’s shareholders
1,197	3,544	156	- continuing operations	3,811	3,700
57	73	71	- discontinued operations	(10)	144
1,254	3,617	227		3,801	3,844

			Non-controlling interest
200	249	89	- continuing operations	665	338
46	58	57	- discontinued operations	(7)	115
246	307	146		658	453

			Net profit attributable to Eni’s shareholders per share (euro per share)
0.35	1.00	0.06	- basic	1.05	1.06
0.35	1.00	0.06	- diluted	1.05	1.06

			Net profit attributable to Eni’s shareholders from continuing operations per share (euro per share)
0.33	0.98	0.04	- basic	1.05	1.02
0.33	0.98	0.04	- diluted	1.05	1.02

COMPREHENSIVE INCOME
(euro million)

First Half 2011	First Half 2012

Net profit	4,459	4,297
Other items of comprehensive income:
- foreign currency translation differences	(2,374)	1,147
- change in the fair value of cash flow hedging derivatives	120	(25)
- change in the fair value of available-for-sale securities	(6)	8
- share of "Other comprehensive income" on equity-accounted entities	5	8
- taxation	(48)	8

	(2,303)	1,146

Total comprehensive income	2,156	5,443
Attributable to:
- Eni’s shareholders	1,549	4,962
- Non-controlling interest	607	481

	2,156	5,443

CHANGES IN SHAREHOLDERS’ EQUITY
(euro million)

Shareholders’ equity at December 31, 2011		60,393
Total comprehensive income	5,443
Dividends distributed to Eni’s shareholders	(1,884)
Dividends distributed by consolidated subsidiaries	(391)
Sale of treasury shares of Saipem	22
Other changes	(9)

Total changes		3,181

Shareholders’ equity at June 30, 2012, attributable to:		63,574

- Eni’s shareholders		58,545
- Non-controlling interest		5,029

GROUP CASH FLOW STATEMENT
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

1,397	3,793	245	Net profit of the period - continuing operations	4,476	4,038
			Adjustments to reconcile net profit to net cash provided by operating activities:
1,785	2,197	2,380	Depreciation, depletion and amortization	3,763	4,577
248	11	1,153	Impairments of tangible and intangible assets, net	265	1,164
(67)	(177)	(165)	Share of loss of equity-accounted investments	(255)	(342)
(15)	(23)	(347)	Gain on disposal of assets, net	(34)	(370)
(323)	(24)	(132)	Dividend income	(437)	(156)
(24)	(37)	(11)	Interest income	(49)	(48)
191	221	199	Interest expense	360	420
2,322	3,537	2,516	Income taxes	5,016	6,053
(128)	(885)	(13)	Other changes	(42)	(898)
			Changes in working capital:
(571)	(346)	(275)	- inventories	(840)	(621)
2,454	(2,882)	3,487	- trade receivables	1,980	605
(220)	(252)	(846)	- trade payables	(1,503)	(1,098)
30	84	247	- provisions for contingencies	(20)	331
(145)	1,751	(1,261)	- other assets and liabilities	318	490
1,548	(1,646)	1,353	Cash flow from changes in working capital	(65)	(293)
(5)	(3)	19	Net change in the provisions for employee benefits	(12)	16
298	179	295	Dividends received	416	474
18	12	13	Interest received	4	25
(336)	(290)	(252)	Interest paid	(555)	(542)
(2,637)	(2,745)	(3,033)	Income taxes paid, net of tax receivables received	(4,461)	(5,778)
4,272	4,121	4,219	Net cash provided from operating activities - continuing operations	8,390	8,340
139	74	8	Net cash provided from operating activities - discontinued operations	206	82
4,411	4,195	4,227	Net cash provided from operating activities	8,596	8,422
			Investing activities:
(3,338)	(2,412)	(2,674)	- tangible assets	(5,871)	(5,086)
(402)	(459)	(595)	- intangible assets	(744)	(1,054)
(22)	(178)		- consolidated subsidiaries and businesses	(22)	(178)
(65)	(67)	(61)	- investments	(106)	(128)
(32)	7	(7)	- securities	(40)
(107)	(224)	(384)	- financing receivables	(620)	(608)
285	(334)	29	- change in payables and receivables in relation to investments and capitalized depreciation	60	(305)
(3,681)	(3,667)	(3,692)	Cash flow from investments	(7,343)	(7,359)
			Disposals:
78	23	704	- tangible assets	85	727
(10)	29	1	- intangible assets	8	30
1		(2)	- consolidated subsidiaries and businesses	1	(2)
8		19	- investments	9	19
52	16	16	- securities	52	32
38	253	79	- financing receivables	518	332
106	18	(379)	- change in payables and receivables in relation to disposals	110	(361)
273	339	438	Cash flow from disposals	783	777
(3,408)	(3,328)	(3,254)	Net cash used in investing activities (*)	(6,560)	(6,582)

GROUP CASH FLOW STATEMENT (continued)
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

2,279	643	4,169	Proceeds from long-term debt	3,050	4,812
(749)	(542)	(139)	Repayments of long-term debt	(1,057)	(681)
(780)	(463)	(91)	Increase (decrease) in short-term debt	(1,880)	(554)
750	(362)	3,939		113	3,577
21			Net capital contributions by non-controlling interest	27
6	22		Net sale of treasury shares different from Eni SpA	13	22
	(5)	1	Acquisition (sale) of additional interests in consolidated subsidiaries	(8)	(4)
(1,811)		(1,884)	Dividends paid to Eni’s shareholders	(1,811)	(1,884)
(397)	(23)	(391)	Dividends paid by consolidated subsidiaries to non-controlling interests	(397)	(414)
(1,431)	(368)	1,665	Net cash used in financing activities	(2,063)	1,297
(1)		(6)	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(7)	(6)
(19)	(9)	18	Effect of exchange rate changes on cash and cash equivalents and other changes	(41)	9
(448)	490	2,650	Net cash flow for the period	(75)	3,140
1,922	1,500	1,990	Cash and cash equivalents - beginning of the period	1,549	1,500
1,474	1,990	4,640	Cash and cash equivalents - end of the period	1,474	4,640

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)
Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

			Financing investments:
(21)	7	(7)	- securities	(24)
34	(12)	(338)	- financing receivables	(43)	(350)
13	(5)	(345)		(67)	(350)
			Disposal of financing investments:
		7	- securities		7
34	3	4	- financing receivables	47	7
34	3	11		47	14
47	(2)	(334)	Net cash flows from financing activities	(20)	(336)

SUPPLEMENTAL INFORMATION
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

			Effect of investment of companies included in consolidation and businesses
	108		Current assets		108
22	156	15	Non-current assets	22	171
	46		Net borrowings		46
	(84)	(15)	Current and non-current liabilities		(99)
22	226		Net effect of investments	22	226
			Non-controlling interest
			Fair value of investments held before the acquisition of control
			Sale of unconsolidated entities controlled by Eni
22	226		Purchase price	22	226
			less:
	(48)		Cash and cash equivalents		(48)
22	178		Cash flow on investments	22	178

			Effect of disposal of consolidated subsidiaries and businesses
		1	Current assets		1
1		1	Non-current assets	1	1
		5	Net borrowings		5
		(8)	Current and non-current liabilities		(8)
1		(1)	Net effect of disposals	1	(1)
			Fair value of non-controlling interest retained after disposals
		2	Gains on disposal		2
		(1)	Non-controlling interest		(1)
1			Selling price	1
			less:
		(2)	Cash and cash equivalents		(2)
1		(2)	Cash flow on disposals	1	(2)

CAPITAL EXPENDITURE
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

2,767	2,018	2,437	(11.9)	Exploration & Production	4,719	4,455	(5.6)
754		27		- acquisition of proved and unproved properties	754	27
253	358	468		- exploration	489	826
1,732	1,647	1,921		- development	3,432	3,568
28	13	21		- other expenditure	44	34
49	32	53	8.2	Gas & Power	68	85	25.0
45	31	47		- Marketing	63	78
4	1	6		- International transport	5	7
184	124	166	(9.8)	Refining & Marketing	316	290	(8.2)
142	102	126		- Refinery, supply and logistics	249	228
41	14	33		- Marketing	61	47
1	8	7		- other	6	15
76	29	37	(51.3)	Chemicals	115	66	(42.6)
206	315	231	12.1	Engineering & Construction	551	546	(0.9)
1	5	3	..	Other activities	3	8	..
22	23	31	40.9	Corporate and financial companies	62	54	(12.9)
38	86	57		Impact of unrealized intragroup profit elimination	124	143

3,343	2,632	3,015	(9.8)		5,958	5,647	(5.2)

In the first half of 2012, capital expenditure amounted to euro 5,647 million (euro 5,958 million in the first half 2011) relating mainly to:
-	development activities deployed mainly in Norway, the United States, Congo, Kazakhstan, Italy, Angola and Egypt, and exploratory activities of which 97% was spent outside Italy, primarily in Mozambique, Ghana, Nigeria, Egypt, Indonesia and the United States;
-	upgrading of the fleet used in the Engineering & Construction Division (euro 546 million);
-	refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries(euro 228 million), as well as realization and upgrading of the refined product retail network in Italy and the rest of Europe (euro 47 million);
-	initiatives to improve flexibility of the combined cycle power plants (euro 47 million).

Capital expenditure of Snam sector (euro 493 million) mainly related the development and upgrading of Eni’s natural gas transport network in Italy, distribution network and increase of storage capacity.

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY GEOGRAPHIC AREA
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	% Ch. 2 Q. 12 vs. 2 Q. 11	First Half 2011	First Half 2012	% Ch.

198	160	197	(0.5)	Italy	362	357	(1.4)
369	466	501	35.8	Rest of Europe	699	967	38.3
412	272	340	(17.5)	North Africa	838	612	(27.0)
1,114	573	774	(30.5)	Sub-Saharan Africa	1,602	1,347	(15.9)
255	164	177	(30.6)	Kazakhstan	472	341	(27.8)
119	104	207	73.9	Rest of Asia	231	311	34.6
276	273	235	(14.9)	America	429	508	18.4
24	6	6	(75.0)	Australia and Oceania	86	12	(86.0)

2,767	2,018	2,437	(11.9)		4,719	4,455	(5.6)

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

1,489	1,674	1,647	Production of oil and natural gas (a) (b)	(kboe/d)	1,586	1,661
172	187	186	Italy		179	186
221	205	172	Rest of Europe		223	189
384	566	569	North Africa		444	568
356	333	332	Sub-Saharan Africa		365	333
106	111	106	Kazakhstan		112	108
104	110	127	Rest of Asia		111	119
122	119	119	America		127	119
24	43	36	Australia and Oceania		25	39
129.1	148.4	143.9	Production sold (a)	(mmboe)	274.8	292.3

PRODUCTION OF LIQUIDS BY REGION

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

793	867	856	Production of liquids (a)	(kbbl/d)	846	861
52	67	63	Italy		59	65
122	112	92	Rest of Europe		123	101
189	258	260	North Africa		214	258
265	243	244	Sub-Saharan Africa		275	244
65	65	64	Kazakhstan		68	65
29	34	43	Rest of Asia		34	39
63	65	69	America		65	67
8	23	21	Australia and Oceania		8	22

PRODUCTION OF NATURAL GAS BY REGION

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

3,867	4,480	4,394	Production of natural gas (a) (b)	(mmcf/d)	4,110	4,437
665	667	683	Italy		663	675
549	520	447	Rest of Europe		556	484
1,080	1,711	1,721	North Africa		1,276	1,716
509	500	488	Sub-Saharan Africa		502	494
227	254	231	Kazakhstan		242	242
411	423	466	Rest of Asia		431	445
335	297	277	America		344	287
91	108	81	Australia and Oceania		96	94

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operation (337 and 305 mmcf/d in the second quarter 2012 and 2011, respectively, 342 and 313 mmcf/d in the first half 2012 and 2011, respectively and 347 mmcf/d in the first quarter 2012).

Chemicals

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

			Sales of petrochemical products	(euro million)
823	733	777	Intermediates		1,670	1,510
876	860	769	Polymers		1,779	1,629
48	50	52	Other revenues		95	102

1,747	1,643	1,598			3,544	3,241

			Production	(ktonnes)
1,036	981	1,099	Intermediates		2,207	2,080
587	509	525	Polymers		1,140	1,034

1,623	1,490	1,624			3,347	3,114

Engineering & Construction
(euro million)

Second Quarter 2011	First Quarter 2012	Second Quarter 2012	First Half 2011	First Half 2012

			Orders acquired
1,535	2,606	1,623	Engineering & Construction offshore	3,262	4,229
1,144	275	1,141	Engineering & Construction onshore	2,077	1,416
274	148	257	Offshore drilling	349	405
145	87	166	Onshore drilling	318	253

3,098	3,116	3,187		6,006	6,303

(euro million)	Dec. 31, 2011	June 30, 2012

Order backlog	20,417	20,323